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Exhibit 99.(a)(1)(A)

        OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
SFN GROUP, INC.
at
$14.00 Per Share
by
COSMO DELAWARE ACQUISITION CORP.
a wholly-owned subsidiary of
RANDSTAD NORTH AMERICA, L.P.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON AUGUST 29, 2011, UNLESS THE OFFER IS EXTENDED.

        Cosmo Delaware Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Parent"), is offering to purchase all of the outstanding shares of Common Stock, par value $0.01 per share ("the "Shares") of SFN Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $14.00 per Share (such price, or any higher per Share price paid in the Offer, the "Per Share Amount"), net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with this Offer to Purchase, each as may be amended or supplemented from time to time, collectively constitute the "Offer").

        The Offer is being made pursuant to an Agreement and Plan of Merger, entered into on July 20, 2011 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company and Shares owned by Parent or the Purchaser or direct or indirect wholly-owned subsidiaries of Parent or the Purchaser, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise appraisal rights under Delaware law) will be converted in the Merger into the right to receive an amount in cash equal to $14.00 or any higher per Share price paid in the Offer, without interest thereon and less any applicable withholding taxes. Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), and (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the Canadian Competition Act (the "Competition Act (Canada)"), and any other applicable, agreed upon antitrust, competition or merger control laws. The Minimum Condition requires that there has been validly tendered in the Offer and not validly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then owned by Parent or Purchaser (if any), represents at least a majority of the total Shares then outstanding determined on a fully diluted basis (assuming the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and the exclusion of any treasury stock). See Section 15—"Conditions of the Offer." We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and the Competition Act (Canada) and are therefore subject to the provisions of the HSR Act and the

Competition Act (Canada). The applicable HSR Act waiting period will expire on August 12, 2011, and the applicable waiting period under the Competition Act (Canada) will expire on August 29, 2011, in each case unless Parent receives early termination or a request for additional information.

        The Company has informed us that, as of July 19, 2011, there were (i) 49,029,674 Shares outstanding, and (ii) a total of 7,124,022 Shares subject to issuance pursuant to stock options or stock awards granted under the Company's stock incentive plans. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 28,076,849 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

        The Company's Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

        A summary of the principal terms of the Offer appears on pages S-i through S-x. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

August 1, 2011

 IMPORTANT

        If you wish to tender all or a portion of your Shares in the Offer, you must either (i) complete and sign the letter of transmittal (or a facsimile thereof) that accompanies this Offer to Purchase (the "Letter of Transmittal") in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein) together with certificates representing the Shares tendered or follow the procedure for book-entry transfer set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares" or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If you hold Shares in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares.

        If you wish to tender Shares and cannot deliver certificates representing such Shares and all other required documents to the Depositary on or prior to the Expiration Date (as defined herein) or you cannot comply with the procedures for book-entry transfer on a timely basis, you may tender your Shares by following the guaranteed delivery procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares."

        Questions and requests for assistance should be directed to the Information Agent (as defined herein) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may also be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, the related Notice of Guaranteed Delivery and any other materials related to the Offer may be found at http://www.sec.gov.

i

 SUMMARY TERM SHEET

        The information contained in this summary term sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery. You are urged to read this Offer of Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery carefully and in their entirety. Parent and the Purchaser have included cross-references in this summary term sheet to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below.

Securities Sought	All issued and outstanding shares of Common Stock, par value $0.01 per share of SFN Group, Inc., a Delaware corporation (the "Company").
Price Offered Per Share	$14.00 to you in cash, without interest thereon and less any applicable withholding taxes.
Scheduled Expiration of Offer
5:00 P.M., New York City time, on August 29, 2011, unless the Offer is extended. As used in this summary term sheet, "Expiration Date" means the latest time and date on which the Offer, as it may be extended by the Purchaser, expires. See Section 1—"Terms of the Offer."
Purchaser	Cosmo Delaware Acquisition Corp., a wholly-owned subsidiary of Parent.

Who is offering to buy my Shares?

        We are Cosmo Delaware Acquisition Corp., a Delaware corporation formed for the purpose of making the Offer. We are a wholly-owned subsidiary of Randstad North America, L.P., a Delaware limited partnership. Both we and Randstad North America, L.P. are indirect, wholly-owned subsidiaries of Randstad Holding nv, a limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Randstad specializes in solutions in the field of flexible work and human resources services, whose services range from regular temporary staffing and permanent placement to inhouse, professionals, search & selection and HR Solutions.

        Unless the context indicates otherwise, in this Offer to Purchase, we use the terms "us" "we" and "our" to refer to Cosmo Delaware Acquisition Corp., and, where appropriate, to Randstad North America, L.P. We use the term "Parent" to refer to Randstad North America, L.P., alone, or where appropriate, to Parent and its subsidiaries other than Cosmo Delaware Acquisition Corp. We use the term "Randstad" to refer to Randstad Holding nv alone, the term "Purchaser" to refer to Cosmo Delaware Acquisition Corp. alone, and the terms "SFN" or the "Company" to refer to SFN Group, Inc.

        See the "Introduction" to this Offer to Purchase and Section 8—"Certain Information Concerning Randstad, Parent and the Purchaser."

What is the class and amount of securities sought in the Offer?

        We are offering to purchase all of the issued and outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of the Company on the terms and subject to the conditions set forth in this Offer to Purchase. Unless the context otherwise requires, in this Offer to Purchase we use the term "Offer" to refer to this offer and the term "Shares" to refer to shares of the Common Stock that are the subject of the Offer.

S-i

        See the "Introduction" to this Offer to Purchase and Section 1—"Terms of the Offer."

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

        We are offering to pay $14.00 per Share to you, in cash, without interest thereon and less any applicable withholding taxes. We refer to this amount or any higher per share price paid in the Offer as the "Per Share Amount." If you are the record owner of your Shares (i.e., a stock certificate has been issued to you) and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and the holder of your Shares tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

        See the "Introduction" to this Offer to Purchase.

Is there an agreement governing the Offer?

        Yes. The Purchaser, Parent and the Company have entered into an Agreement and Plan of Merger dated as of July 20, 2011 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"). The Merger Agreement provides, among other things, for the terms and conditions of the Offer and the subsequent merger of the Purchaser with and into the Company with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent (the "Merger").

        See Section 11—"The Transaction Agreements—The Merger Agreement" and Section 15—"Conditions of the Offer."

Do you have the financial resources to pay for the Shares?

        Yes. We estimate that we will need approximately $771 million to purchase all of the Shares pursuant to the Offer and the Merger and to pay all related fees and expenses. In connection with the Merger Agreement, Randstad delivered a guarantee in favor of the Company pursuant to which it guaranteed the obligations of Parent and the Purchaser under the Merger Agreement, including the obligation to pay for the Shares properly tendered in the Offer and provide funding for the Merger. Randstad has sufficient cash on hand to provide Parent with adequate funds to do so; however, it expects to finance these transactions by borrowings under its current credit facilities. The consummation of the Offer is not subject to any financing condition.

        See Section 9—"Source and Amount of Funds."

Is your financial condition relevant to my decision to tender my Shares in the Offer?

        No. We do not believe our financial condition is relevant to your decision whether to tender your Shares in the Offer because:

  •
  the Offer is being made for all outstanding Shares solely for cash;

  •
  as described above, we, through our ultimate parent company, Randstad, will have sufficient funds to purchase all Shares validly tendered, and not properly withdrawn, in the Offer and to provide funding for the Merger, which is expected to follow the successful completion of the Offer;

  •
  the Offer is not subject to any financing condition; and

S-ii

  •
  if we consummate the Offer, we will acquire any remaining Shares for the same cash price in the Merger.

        See Section 9—"Source and Amount of Funds."

How long do I have to decide whether to tender my Shares in the Offer?

        You will have until 5:00 P.M., New York City time, on August 29, 2011 to tender your Shares in the Offer, unless we extend the Offer. In addition, if we decide to provide (or the Company requests that we provide) a subsequent offering period for the Offer as described below, you will have an additional opportunity to tender your Shares. We do not currently intend to provide a subsequent offering period, although we reserve the right to do so.

        If you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described later in this Offer to Purchase prior to that time.

        See Section 1—"Terms of the Offer" and Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Can the Offer be extended and under what circumstances?

        Yes. We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, we shall (A) extend the Expiration Date from time to time for successive periods not to exceed 10 business days in each instance (or such longer period to which the Company reasonably agrees) if any of the conditions to our obligation to purchase Shares set forth in Section 15—"Conditions to the Offer" is not satisfied (or, in our sole discretion, waived) on or before the Expiration Date; or (B) extend the Expiration Date for any period required by applicable law, interpretation or position of the Securities and Exchange Commission ("SEC"), the staff of the SEC (the "SEC Staff") or the New York Stock Exchange (the "NYSE") applicable to the Offer requires such extension; provided, however, that Purchaser shall not be required to extend the Offer beyond January 31, 2012 (the "Outside Date").

        See Section 1—"Terms of the Offer" of this Offer to Purchase for more details on our obligation and ability to extend the Offer.

How will I be notified if the Offer is extended?

        If we extend the Offer or provide a subsequent offering period, we will inform Computershare Trust Company, N.A. which is the depositary for the Offer (the "Depositary"), of that fact and will issue a press release announcing the extension of the Offer or the subsequent offering period not later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was scheduled to expire.

        See Section 1—"Terms of the Offer."

What is the "Top-Up Option" and when could it be exercised?

        Under the Merger Agreement, if we do not own at least one share more than 90% of the total outstanding Shares after our acceptance of and deposit of payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period), we have the option, subject to certain limitations, to purchase from the Company up to that number of newly issued Shares sufficient to cause us (including any of our subsidiaries) to own, immediately after the exercise of such option and the issuance of such Shares, one share more than 90% of the total outstanding Shares at a price per Share equal to the Per Share Amount to enable us to effect the Merger as a short-form merger without a vote or any further

S-iii

action by the stockholders of the Company. We refer to this option as the "Top-Up Option" and to the Shares we may purchase under the Top-Up Option as the "Top-Up Shares."

        The Top-Up Option is exercisable only once and only after the acceptance for payment for Shares pursuant to the Offer by Parent or Purchaser. The Top-Up Option shall not be exercisable if the number of Shares subject thereto exceeds the number of authorized Shares available for issuance by the Company or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights issued by the Company to acquire Shares as if such Shares were outstanding), or if any provision of any applicable law or order prohibits the exercise of the Top-Up Option or the delivery of the Top-Up Shares in respect of such exercise.

What are the conditions to the Offer?

        In addition to the Minimum Condition, we are not obligated to accept for payment or pay for any validly tendered Shares (subject to the applicable rules and regulations of the SEC) and may delay acceptance for payment of or the payment for any validly tendered Shares (subject to the applicable rules and regulations of the SEC), if

        (a)   any waiting periods (and any extensions thereof) applicable to the Offer or the Merger under the HSR Act or Competition Act (Canada) shall not have expired or been earlier terminated and any other applicable, agreed upon governmental authorization under antitrust, competition or merger control laws, shall not have been granted or the relevant waiting period shall not have expired or been earlier terminated; or

        (b)   any of the following events or conditions shall occur and be continuing at the scheduled Expiration Date:

            (i)  there shall have been instituted and be pending any legal action by any governmental entity of competent jurisdiction that seeks to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger;

           (ii)  there shall have been (A) any judgment, order or injunction entered or issued by any governmental entity of competent jurisdiction or (B) any applicable law promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that would result in any of the consequences referred to in clause (i) above;

          (iii)  (A) the Company shall have failed to perform or comply in any material respect with any covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, and such failure to perform or comply shall not have been cured prior to the Expiration Date, (B) the representations and warranties of the Company contained in Article IV of the Merger Agreement (other than Sections 4.02, 4.03(a) and 4.03(b)) shall not be true and correct (without regard to materiality or Company Material Adverse Effect (as defined in Section 15—"Conditions of the Offer") qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (C) the representations and warranties of the Company contained in Sections 4.02, 4.03(a) and 4.03(b) of the Merger Agreement shall not be true and correct (except, in the case of Section 4.02, for inaccuracies which are, individually and in the aggregate, immaterial) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than such representations and warranties made as of specified date, in which case as of such specified date);

S-iv

          (iv)  the Merger Agreement shall have been terminated in accordance with its terms;

           (v)  Purchaser and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares thereunder;

          (vi)  there shall have been a Company Material Adverse Effect or the occurrence of any event or the arising of any circumstance that would reasonably be expected to have a Company Material Adverse Effect; or

         (vii)  the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by the chief executive officer or chief financial officer to the effect that the conditions set forth in item (iii) above shall not have occurred and continue to exist.

  •
  Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser and, (x) subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC and (y) other than the Minimum Condition, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. Subject to the applicable rules and regulations of the SEC, the failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

        See Section 15—"Conditions of the Offer."

How do I tender my Shares?

        If you hold your Shares directly as the record holder (i.e., a stock certificate has been issued to you), you can tender your Shares in the Offer by delivering the certificates representing your Shares, together with a completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the date and time the Offer expires. The Letter of Transmittal is enclosed with this Offer to Purchase.

        If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, the institution that holds your Shares can tender your Shares on your behalf, and may be able to tender your Shares through The Depository Trust Company. You should contact the institution that holds your Shares for more details.

        If you are unable to deliver everything that is required to tender your Shares to the Depositary by the Expiration Date, you may obtain a limited amount of additional time by having a broker, a bank or another fiduciary that is an eligible institution guarantee that the missing items will be received by the Depositary using the enclosed Notice of Guaranteed Delivery. To validly tender Shares in this manner, however, the Depositary must receive the missing items within the time period specified in the notice.

        See Section 3—"Procedures for Accepting the Offer and Tendering Shares."

Until what time may I withdraw previously tendered Shares?

        You may withdraw your previously tendered Shares at any time until the expiration date of the Offer. In addition, if we have not accepted your Shares for payment by September 29, 2011, you may withdraw them at any time after that date until we accept Shares for payment. This right to withdraw will not, however, apply to Shares tendered in any subsequent offering period, if one is provided.

        See Section 4—"Withdrawal Rights."

S-v

How do I withdraw previously tendered Shares?

        To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares.

        See Section 4—"Withdrawal Rights."

What does the Company's Board of Directors think of the Offer?

        The Company's Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

        A more complete description of the reasons of the Company's Board of Directors' approval and recommendation of the Offer and the Merger is set forth in the Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to you together with this Offer to Purchase.

Are there any arrangements between the Company and its named executive officers under which the Company's named executive officers will be entitled to receive compensation?

        Yes. Prior to the date of the Merger Agreement, the Company has entered into change in control agreements with each of Roy Krause, the Company's Chief Executive Officer and President, Mark Smith, the Company's Executive Vice President and Chief Financial Officer, William J. Grubbs, the Company' Executive Vice President and Chief Operating Officer, and John Heins, the Company's Senior Vice President and Chief Human Resources Officer. Each such change in control agreement will remain in place after the Merger.

        The change in control agreement with Roy Krause was amended in connection with the Merger Agreement. Pursuant to the amendment, which will become effective upon the closing of the Offer, Mr. Krause agreed to provide certain transition services as requested by the Company and agreed to forego his change in control severance eligibility in exchange for a lump sum cash severance payment equal to $3.5 million upon his termination of employment, provided that Mr. Krause does not voluntarily terminate his employment prior to January 1, 2012, except under certain limited circumstances. Pursuant to the amendment, Mr. Krause relinquished his right to 36 months of continued medical, dental, vision, life insurance and other health and welfare benefits following his change in control severance in exchange for the Company's agreement to reimburse Mr. Krause for the employer portion of the cost of maintaining COBRA continuation coverage for a period of 18 months following his termination of employment. The amendment also provides that Mr. Krause will be entitled to receive a pro rata portion of his 2011 annual bonus, based upon actual performance through the Effective Time.

        Each other named executive officer's change in control agreement with the named executive officer is entitled to receive an amount equal to two times the sum of such named executive officer's annual base salary plus their annual incentive award target, as well as outplacement services and a 24 month continuation of health and welfare benefits if such named executive officer is either terminated by the Company without "Cause" or terminates employment for "Good Reason", in each case within two

S-vi

years following a change in control. Each such change in control agreement will remain in place after the Merger.

        Under the Merger Agreement, Parent has agreed for a period of one year following the Effective Time to provide or cause to be provided to each continuing employee of the Company or its subsidiaries (including the named executive officers) (i) base salary and target bonus opportunity at least equal to that provided by the Company and its subsidiaries immediately prior to the closing of the offer, and (ii) other benefits (excluding equity-based compensation and retiree medical benefits) that are in the aggregate no less favorable than the benefits (excluding equity-based compensation and retiree medical benefits) provided by the Company and its subsidiaries immediately prior to the closing of the Offer.

        The Company maintains a non-qualified deferred compensation plan, the Spherion Corporation Deferred Compensation Plan (the "DCP"), for highly compensated employees who are not eligible to participate in the Company's 401(k) plan. Each of the Company's named executive officers other than John Heins participates in the DCP. The DCP permits the Company to terminate the DCP and to distribute participant account balances in connection with a change in control.

        See Section 11—"The Transaction Agreements—Employee Matters."

If at least a majority of the Shares are tendered and accepted for payment, will the Company continue as a public company?

        No. Following the purchase of the Shares in the Offer, we expect to consummate the Merger. If we purchase at least a majority of the Shares in the Offer, we will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company's stockholders without the affirmative vote of any other Company stockholder. If the Merger takes place, the Company will no longer be publicly owned. Even if for some reason the Merger does not take place, if we purchase all of the tendered Shares, there may be so few remaining stockholders and publicly held Shares that the Company's Common Stock will no longer be eligible to be traded through the NYSE or other securities exchanges, there may not be an active public trading market for the Shares, and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies.

        See Section 13—"Certain Effects of the Offer."

If we successfully complete the Offer, what will happen to the Company's board of directors?

        If we purchase at least a majority of the Shares in the Offer, under the Merger Agreement Parent will become entitled to designate a proportional number of the members of the Company's board of directors. In such case, promptly following a request from Parent, the Company shall cause Parent designees to be elected or appointed to the Company's board of directors in such number as is proportionate to the Purchaser's Share ownership (i.e., a number that constitutes at least a majority of the directors), including using commercially reasonable efforts to seek and accept resignations of incumbent directors.

        After the election or appointment of the directors designated by Parent to the Company's board of directors and prior to the Effective Time, under the terms of the Merger Agreement, the affirmative vote of a majority of the independent directors of the Company's board is required to (i) amend or terminate the Merger Agreement on behalf of the Company; (ii) extend the time for performance of Parent's or the Purchaser's obligations or other acts under the Merger Agreement; or (iii) waive any of the Company's rights under the Merger Agreement.

        See Section 11—"The Transaction Agreements—The Merger Agreement—Board of Directors."

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Will the Offer be followed by a second-step merger if all the Shares are not tendered in the Offer?

        Yes. If the Offer is consummated and the other conditions to the Merger, including the vote of the stockholders (if required by applicable law) are satisfied or waived, the Purchaser will merge with and into the Company and all then outstanding Shares (other than those held in the treasury of or reserved for issuance by the Company and those held by Parent or the Purchaser or direct or indirect wholly-owned subsidiaries of Parent or the Company or by stockholders who validly exercise appraisal rights (as described below)) will be cancelled and converted in the Merger into the right to receive an amount in cash equal to the highest price per Share paid pursuant to the Offer, without interest thereon and less any applicable withholding taxes. If we purchase at least a majority of the total outstanding Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. Furthermore, if pursuant to the Offer or otherwise (including by exercise of the Top-Up Option, as described above) we own at least 90% of the total outstanding Shares, we will be able to, and as promptly as practicable will, effect the Merger as a short-form merger in accordance with Delaware law without any further action by the other remaining stockholders of the Company.

        See the "Introduction" to this Offer to Purchase and Section 11—"The Transaction Agreements—The Merger Agreement."

If I decide not to tender, how will the Offer affect my Shares?

        If the Merger is consummated, the Company's stockholders who do not tender their Shares in the Offer will, unless they validly exercise appraisal rights (as described below), receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer and the Merger are consummated, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you will be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer but will be available to you in the Merger if you do not vote in favor of the Merger, subject to and in accordance with Delaware law. See Section 17—"Appraisal Rights." However, if the Offer is consummated but the Merger is not consummated, the number of the Company's stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, as described below, the Company may cease making filings with the SEC or otherwise may not be required to comply with the rules relating to publicly held companies.

        See Section 13—"Certain Effects of the Offer."

What is the market value of my Shares as of a recent date?

        On July 19, 2011, the day before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the New York Stock Exchange was $9.17 per Share. On July 29, 2011, the last full day of trading before the commencement of the Offer, the closing price of the Shares on the New York Stock Exchange was $13.93 per Share. The Per Share Amount represents a premium of approximately 53% over the closing price of the Shares on the New York Stock Exchange on July 19, 2011, the day before the public announcement of the Offer and the Merger, a premium of approximately 49% over the average closing price of the Shares for the one month prior to such announcement and a premium of approximately 46% over the average closing price of the Shares for the one year period ended July 19, 2011.

        We encourage you to obtain current market quotations for the Shares before deciding whether to tender your Shares.

        See Section 6—"Price Range of Shares; Dividends."

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Will I have appraisal rights in connection with the Offer?

        No appraisal rights will be available to you in connection with the Offer. However, you will be entitled to seek appraisal rights in connection with the Merger if you do not tender Shares in the Offer and do not vote in favor of the Merger, subject to and in accordance with Delaware law.

        See Section 17—"Appraisal Rights."

What will happen to my Company options in the Offer and the Merger?

        Each option to purchase Shares that was granted under the Company's equity-based compensation plans (collectively, the "Company Stock Options") that is outstanding immediately prior to (i) the closing of the Offer shall, to the extent unvested, immediately vest and become exercisable, and (ii) the Effective Time be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Stock Option and (B) the number of Shares with respect to which such Company Stock Option is vested and exercisable (including Company Stock Options vesting pursuant to subsection (i)).

        See Section 11—"The Transaction Agreements—The Merger Agreement."

Can holders of vested Company Stock Options participate in the Offer?

        The Offer is only for Shares and not for any Company Stock Options to acquire Shares. As described above, each outstanding Company Stock Option will be cancelled in exchange for the consideration described above. If you hold vested but unexercised Company Stock Options and you wish to participate in the Offer, you must exercise your Company Stock Options in accordance with their terms and tender the Shares received upon the exercise in accordance with the terms of the Offer.

What will happen to my other Company equity awards in the Offer and the Merger?

        Each restricted stock unit award, performance stock unit award, and other right, either contingent or accrued, to acquire or receive stock or benefits under any of the Company's equity-based compensation plans (other than the Company Stock Options) (each, a "Company Stock Award") that is outstanding immediately prior to the closing of the Offer shall, to the extent unvested, immediately vest and become nonforfeitable. Each Company Stock Award that is outstanding immediately prior to the Effective Time (including Company Stock Awards vesting as a result of the preceding sentence) shall be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the aggregate number of Shares in respect of such Company Stock Award and (B) the Per Share Amount.

        See Section 11—"The Transaction Agreements—The Merger Agreement."

What are the material United States federal income tax consequences of tendering Shares?

        If you are a U.S. Holder (as defined in Section 5—"Material United States Federal Income Tax Consequences"), the receipt of cash in exchange for your Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local, or foreign income or other tax laws. In general, if you are a U.S. Holder, you will recognize capital gain or loss in an amount equal to the difference between the amount of cash you receive (including taxes withheld on your behalf) and your adjusted tax basis in the Shares sold pursuant to the Offer or exchanged for cash pursuant to the Merger. This capital gain or loss will be long-term capital gain or loss if you have held the Shares for more than one year as of the date of your sale or exchange of the Shares pursuant to the Offer or the Merger. If you are a Non-U.S. Holder (as defined in Section 5—"Material United States Federal Income Tax Consequences"), the receipt of cash in exchange for your Shares in the Offer or the Merger will generally not be a taxable transaction for

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U.S. federal income tax purposes. You are urged to consult with a tax advisor to determine your particular tax consequences. See Section 5—"Material United States Federal Income Tax Consequences" for a more detailed discussion of the U.S. federal income tax considerations relevant to the Offer and the Merger.

Whom should I call if I have questions about the Offer?

        You may call Georgeson Inc., the information agent (the "Information Agent") for our tender offer, at the telephone numbers set forth on the back cover of this Offer to Purchase for additional information.

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To the Holders of Shares of
Common Stock of SFN Group, Inc.:

INTRODUCTION

        We, Cosmo Delaware Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly-owned subsidiary of Randstad North America, L.P., a Delaware limited partnership ("Parent"), are offering to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares") of SFN Group, Inc., a Delaware corporation ("SFN" or the "Company"), at a price of $14.00 per Share (such price, or any higher price per Share paid pursuant to the Offer, the "Per Share Amount"), to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which collectively, as each may be amended or supplemented from time to time, constitute the "Offer").

        We are making the Offer pursuant to an Agreement and Plan of Merger, dated as of July 20, 2011 (as it may be amended, supplemented or otherwise modified from time to time, the "Merger Agreement"), by and among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer and also provides that, following the consummation of the Offer and subject to certain conditions, the Purchaser will be merged with and into the Company (the "Merger") with the Company continuing as the surviving corporation and a wholly-owned subsidiary of Parent. Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of or reserved for issuance by the Company and Shares owned by Parent or the Purchaser or direct or indirect wholly-owned subsidiaries of Parent or the Company, all of which will be cancelled and extinguished, and any Shares held by stockholders who validly exercise their appraisal rights in connection with the Merger as described in Section 17—"Appraisal Rights") will be converted in the Merger into the right to receive an amount in cash equal to the Per Share Amount, without interest thereon and less any applicable withholding taxes.

        The Merger Agreement is more fully described in Section 11—"The Transaction Agreements—The Merger Agreement" which also contains a discussion of the treatment of stock options and other stock awards granted under the Company's equity-based compensation plans.

        Tendering stockholders who are record owners of their Shares (i.e. a stock certificate has been issued to such tendering stockholder) and who tender directly to Computershare Trust Company, N.A., which is the depositary for the Offer (the "Depositary"), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

        The Company's Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders, and declared the Merger Agreement advisable; (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of the Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), and (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the

Canadian Competition Act (the "Competition Act (Canada)"), and any other applicable, agreed upon antitrust, competition or merger control laws. The Minimum Condition requires that there has been validly tendered in the Offer and not validly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then owned by Parent or Purchaser (if any), represents at least a majority of the total Shares then outstanding determined on a fully diluted basis (assuming the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and the exclusion of any treasury stock). See Section 15—"Conditions of the Offer." We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and the Competition Act (Canada) and are therefore subject to the provisions of the HSR Act and the Competition Act (Canada). The applicable HSR Act waiting period will expire on August 12, 2011, and the applicable waiting period under the Competition Act (Canada) will expire on August 29, 2011, in each case unless Parent receives early termination or a request for additional information.

        The Company has informed us that, as of July 19, 2011, there were (i) 49,029,674 Shares outstanding, and (ii) a total of 7,124,022 Shares subject to issuance pursuant to Company Stock Options or Company Stock Awards granted under the Company's equity-based compensation plans. Based upon the foregoing, we believe the Minimum Condition would be satisfied if at least 28,076,849 Shares are validly tendered and not properly withdrawn prior to the Expiration Date, assuming no additional Share issuances by the Company (including pursuant to option exercises). The actual number of Shares required to be tendered to satisfy the Minimum Condition will depend upon the actual number of Shares outstanding at the Expiration Date and the number of Shares tendered in the Offer pursuant to the guaranteed delivery procedures described herein as to which delivery has not been completed.

        Consummation of the Merger is conditioned upon, among other things, the adoption of the Merger Agreement by the requisite vote of stockholders of the Company, if required by Delaware law. Pursuant to the Company's Certificate of Incorporation, the affirmative vote of at least a majority of the outstanding Shares is the only vote of any class or series of the Company's capital stock that would be necessary to adopt the Merger Agreement at any required meeting of the Company's stockholders. If we purchase Shares in the Offer, we will have sufficient voting power to approve the Merger without the affirmative vote of any other stockholder of the Company. In addition, Delaware law provides that if a corporation owns at least 90% of the outstanding shares of each class of a subsidiary corporation, the corporation holding such shares may merge such subsidiary into itself, or itself into such subsidiary, pursuant to the "short-form" merger provisions of the General Corporation Law of the State of Delaware (the "DGCL"), without any action or vote on the part of the board of directors or the stockholders of such other corporation. Under the Merger Agreement, if, after the expiration of the Offer and the acceptance of Shares for payment, the expiration of any subsequent offering period, the purchase, if applicable, of the Top-Up Shares (as described below) and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Parent or any direct or indirect subsidiary of Parent, taken together, owns at least 90% of the total outstanding Shares, Parent and the Company are required to take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the satisfaction of such threshold, without a meeting of the holders of Shares, as a short-form merger in accordance with Section 253 of the DGCL. In order to facilitate a short-form merger following the completion of the Offer, the Company has granted to Parent and the Purchaser an option (the "Top-Up Option") to purchase from the Company, at a price per Share equal to the Per Share Amount, up to that number of newly issued Shares (the "Top-Up Shares") that, when added to the number of Shares owned, directly or indirectly, by Parent or the Purchaser at the time of such exercise, constitutes one Share more than 90% of the Shares then outstanding (after giving effect to the issuance of the Top-Up Shares). The Top-Up Option is exercisable only once and only after the purchase of or acceptance for payment for Shares pursuant to the Offer (or, if applicable, any subsequent offering period) by Parent or Purchaser as a result of which Parent and Purchaser own beneficially at least a majority of the outstanding Shares, assuming the exercise, conversion or exchange of all Company Stock Options, Company Stock Awards, warrants, convertible or exchangeable securities and similar rights and the issuance of all Shares that the Company is obligated to issue thereunder.

        This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

 THE TENDER OFFER

1.     Terms of the Offer.

        The Purchaser is offering to purchase all of the outstanding Shares of the Company. According to the Company, as of July 19, 2011, there were (i) 49,029,674 Shares outstanding, (ii) 7,124,022 Shares subject to and reserved for issuance upon exercise of outstanding options and other stock awards granted under the Spherion Corporation Deferred Stock Plan, the Spherion Corporation Deferred Compensation Plan, the Spherion Corporation Amended and Restated 2000 Employee Stock Purchase Plan, the Spherion Corporation 2000 Stock Incentive Plan and the SFN Group, Inc. Amended and Restated 2006 Stock Incentive Plan (collectively, the "Company Stock Plans").

        Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and pay for all Shares validly tendered prior to the Expiration Date and not properly withdrawn as permitted under Section 4—"Withdrawal Rights." The term "Expiration Date" means 5:00 P.M., New York City time, on August 29, 2011, unless we extend the period during which the Offer is open in accordance with the Merger Agreement, in which event the term "Expiration Date" means the latest time and date at which the Offer, as so extended, expires.

        There is no financing condition to the Offer. The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition (as described below), and (ii) the expiration or termination of all applicable, agreed upon waiting periods (and any extensions thereof) under the HSR Act and the Competition Act (Canada), and any other applicable, agreed upon antitrust, competition or merger control laws. The Minimum Condition requires that there has been validly tendered in the Offer and not validly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then owned by Parent or Purchaser (if any), represents at least a majority of the total Shares then outstanding determined on a fully diluted basis (assuming the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and the exclusion of any treasury stock). See Section 15—"Conditions of the Offer." We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and the Competition Act (Canada) and are therefore subject to the provisions of the HSR Act and the Competition Act (Canada). The applicable HSR Act waiting period will expire on August 12, 2011, and the applicable waiting period under the Competition Act (Canada) will expire on August 29, 2011, in each case unless Parent receives early termination or a request for additional information.

        We have agreed in the Merger Agreement that, unless the Merger Agreement is terminated in accordance with its terms, we shall (A) extend the Expiration Date from time to time for successive periods not to exceed 10 business days in each instance (or such longer period to which the Company reasonably agrees) if any of the conditions to our obligation to purchase Shares set forth in Section 15—"Conditions to the Offer" is not satisfied (or, in our sole discretion, waived) on or before the Expiration Date; or (B) extend the Expiration Date for any period required by applicable law, interpretation or position of the Securities and Exchange Commission ("SEC"), the staff of the SEC (the "SEC Staff") or the New York Stock Exchange (the "NYSE") applicable to the Offer requires such extension; provided, however, that Purchaser shall not be required to extend the Offer beyond January 31, 2012 (the "Outside Date").

        We have agreed in the Merger Agreement that, without the Company's consent, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Per Share Amount, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions to the Offer set forth in Section 15—"Conditions to the Offer" or modify or change any such condition in a manner adverse in any material respect to any stockholders of the Company, (v) except as provided in the Merger Agreement, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company. There is no financing condition to the Offer.

        Except as set forth in the prior paragraph above, and subject to the applicable rules and regulations of the SEC, Parent expressly reserves the right from time to time, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition, which may not be waived without the Company's prior consent), increase the Per Share Amount or make any other changes in the terms or conditions of the Offer. Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we currently intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

        If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights." However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

        If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d)(l), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality, of the terms or information changes. In the SEC's view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to stockholders, and with respect to a change in price or a change in percentage of securities sought, a minimum 10 business day period generally is required.

        If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all stockholders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

        We expressly reserve the right, in our sole discretion, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, not to accept for payment any Shares if, at the expiration of the Offer, any of the conditions to the Offer have not been satisfied or upon the occurrence of any of the events set forth in Section 15—"Conditions of the Offer." Under certain circumstances, we may terminate the Merger Agreement and the Offer.

        The Merger Agreement provides that, if the Purchaser has accepted for payment validly tendered Shares in the Offering, but the Purchaser does not acquire a sufficient number of Shares to enable a "short-form" merger as described in Section 11—"The Transaction Agreements—The Merger Agreement—Short-Form Merger Procedure" to occur, we may in our sole discretion make available a subsequent offering period (a "Subsequent Offering Period") in accordance with Rule 14d-11 of the Exchange Act. A Subsequent Offering Period would be an additional period of time not more than 10 business days following the Expiration Date, during which stockholders may tender Shares not tendered in the Offer and receive the same Per Share Amount paid in the Offer. During a Subsequent Offering

Period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. We do not currently intend to provide a Subsequent Offering Period for the Offer, although we reserve the right to do so. If we elect to provide a Subsequent Offering Period, we will issue a press release to that effect no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date.

        The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company's stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing.

2.     Acceptance for Payment and Payment for Shares.

        Subject to the satisfaction or waiver of all the conditions to the Offer set forth in Section 15—"Conditions of the Offer," we will accept for payment and pay for Shares validly tendered prior to the Expiration Date (and not withdrawn) promptly after the Expiration Date. If we commence a Subsequent Offering Period in connection with the Offer, we will immediately accept for payment and promptly pay for all additional Shares tendered during such Subsequent Offering Period, subject to and in compliance with the requirements of Rule 14d-11(e) under the Exchange Act. Subject to compliance with Rule 14e-1(c) under the Exchange Act, we expressly reserve the right to delay acceptance for payment of Shares or delay payment for any Share regardless of whether such Shares were theretofore accepted for payment in order to comply in whole or in part with any applicable law, including, without limitation, the HSR Act, the Competition Act (Canada) and any other applicable laws regulating antitrust, competition or merger control laws, if applicable. See Section 16—"Certain Legal Matters; Regulatory Approvals."

        In all cases, we will pay for Shares accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the "Share Certificates") or confirmation of a book-entry transfer of such Shares (a "Book-Entry Confirmation") into the Depositary's account at The Depository Trust Company (the "Book-Entry Transfer Facility") pursuant to the procedures set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined below) in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility to and received by the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of such Book-Entry Confirmation, that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against such participant.

        For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Per Share Amount for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein under Section 4—"Withdrawal Rights" and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the purchase price for Shares by reason of any extension of the Offer or any delay in making such payment.

        If any tendered Shares are not accepted for payment for any reason pursuant to the terms and conditions of the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration, termination or withdrawal of the Offer.

3.     Procedures for Accepting the Offer and Tendering Shares.

        Valid Tenders.    In order for a stockholder to validly tender Shares pursuant to the Offer, either (i) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (A) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (B) such Shares must be tendered pursuant to the procedure for book-entry transfer described below and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the Expiration Date, or (ii) the tendering stockholder must comply with the guaranteed delivery procedures described below under "Guaranteed Delivery."

        Book-Entry Transfer.    The Depositary will establish an account with respect to the Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, together with any required signature guarantees, or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

        Signature Guarantees.    No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility's systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program or any other "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each an "Eligible Institution" and collectively "Eligible Institutions"). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

        Guaranteed Delivery.    If a stockholder desires to tender Shares pursuant to the Offer and the Share certificates evidencing such stockholder's Shares are not immediately available or such stockholder cannot deliver the Share Certificates and all other required documents to the Depositary prior to the Expiration Date, or such stockholder cannot complete the procedure for delivery by book-entry transfer on a timely basis, such Shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

  •
  such tender is made by or through an Eligible Institution;

  •
  a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form made available by us, is received prior to the Expiration Date by the Depositary as provided below; and

  •
  the Share Certificates (or a Book-Entry Confirmation) evidencing all tendered Shares, in proper form for transfer, in each case together with the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent's Message), and any other documents required by the Letter of Transmittal are received by the Depositary within three New York Stock Exchange trading days after the date of execution of such Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be delivered by manually signed facsimile transmission or mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by us.

        Notwithstanding any other provision of this Offer, payment to holders of Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary.

        The method of delivery of Share Certificates, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and risk of the tendering stockholder, and the delivery will be deemed made only when actually received by the Depositary (including, in the case of a book-entry transfer, receipt of a Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

        The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's acceptance of the Offer, as well as the tendering stockholder's representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.

        Determination of Validity.    All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties (subject to the decision of any court of competent jurisdiction). We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding (subject to the decision of any court of competent jurisdiction).

        Appointment.    By executing the Letter of Transmittal and tendering certificates or completing the procedure for book-entry transfer, as set forth above, the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder's attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder's rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective if and when, and only to the extent that, we accept for payment Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company's stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company's stockholders.

        Backup Withholding.    Under the "backup withholding" provisions of United States federal income tax law, the Depositary may be required to withhold and pay over to the Internal Revenue Service a portion of the amount of any payments pursuant to the Offer. In order to prevent backup federal income tax withholding with respect to payments to certain stockholders for Shares purchased pursuant to the Offer, each such stockholder who is a U.S. person should provide the Depositary with such stockholder's correct taxpayer identification number ("TIN") and certify that such stockholder is not subject to backup withholding by completing the Substitute Form W-9 in the Letter of Transmittal or otherwise establish an exemption. If a non-exempt stockholder does not provide its correct TIN or fails to provide the certifications described above, the Internal Revenue Service may impose a penalty on the stockholder and payments to the stockholder pursuant to the Offer may be subject to backup withholding. Foreign stockholders should complete and sign the appropriate Form W-8 (a copy of which may be obtained from the Depositary) in order to avoid backup withholding. Such stockholders should consult a tax advisor to determine which Form W-8 is appropriate. See Instruction 8 of the Letter of Transmittal.

4.     Withdrawal Rights.

        Except as otherwise provided in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable.

        Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Purchaser pursuant to the Offer, may also be withdrawn at any time after September 29, 2011. If purchase of or payment for Shares is delayed for any reason or if the Purchaser is unable to purchase or pay for Shares for any reason, then, without prejudice to the Purchaser's rights under the Offer, tendered Shares may be retained by the Depositary on behalf of the Purchaser and may not be withdrawn except that tendering stockholders are entitled to withdrawal rights as set forth in this Section 4, subject to Rule 14e-1(c) under the Exchange Act, which provides that no person who makes a tender offer shall fail to pay the consideration offered or return the securities deposited by or on behalf of security holders promptly after the termination or withdrawal of the Offer.

        For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share certificates, the serial numbers shown on such Share certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—"Procedures for Accepting the Offer and Tendering Shares," any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

        Withdrawals of Shares may not be rescinded. Any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3—"Procedures for Accepting the Offer and Tendering Shares" at any time prior to the Expiration Date or during any Subsequent Offering Period.

        No withdrawal rights will apply to Shares tendered during a Subsequent Offering Period and no withdrawal rights apply during the Subsequent Offering Period with respect to Shares tendered in the Offer and accepted for payment. See Section 1—"Terms of the Offer."

        We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal and our determination will be final and binding (subject to the decision of any court of competent jurisdiction). None of Parent, the Purchaser, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5.     Material United States Federal Income Tax Consequences.

        The following is a summary of the material U.S. federal income tax consequences of the Offer and the Merger to beneficial owners of Shares who exchange their Shares for cash pursuant to the Offer or pursuant to the Merger. This summary is based on existing U.S. federal income tax authorities, which are subject to change or differing interpretations, possibly with retroactive effect. No ruling has been or will be sought from the Internal Revenue Service (the "IRS") with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

        This summary is limited to stockholders who hold Shares (each, a "Stockholder," and collectively, "Stockholders") as "capital assets" (generally for investment). In addition, this summary does not address tax considerations which may be applicable to a Stockholder's particular circumstances or to (i) Stockholders that may be subject to special tax rules (e.g., financial institutions, mutual funds, insurance companies, broker-dealers, tax-exempt organizations and certain expatriates or former long-term residents of the United States) or (ii) Stockholders who acquired Shares in connection with stock option, stock purchase, stock appreciation right, restricted stock unit or restricted stock plans or in other compensatory transactions, or as part of a straddle, hedge, conversion, constructive sale, or other integrated security transaction for U.S. federal income tax purposes, all of whom may be subject to tax rules that differ significantly from those discussed below. This discussion assumes that the Shares are not U.S. real property interests within the meaning of section 897 of the Code. In addition, this summary does not address any U.S. federal estate or gift tax consequences, nor any state, local or foreign tax consequences, of the Offer or the Merger.

        BECAUSE YOUR INDIVIDUAL CIRCUMSTANCES MAY DIFFER, YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE OFFER AND THE MERGER ARISING UNDER THE FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

  U.S. Holders

        For purposes of this summary, a "U.S. Holder" is a Stockholder that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation or an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States, any state of the United States, or the District of Columbia; (iii) an estate, the income of which is subject to U.S. federal income tax regardless of its source; or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

        If a partnership (including for this purpose an entity or arrangement, domestic or foreign, treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of the Shares, the tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

        Effect of the Offer and Merger.    The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (including taxes withheld on your behalf) and such U.S. Holder's adjusted tax basis in the Shares surrendered. Gain or loss must be calculated separately for each block of Shares (that is, Shares acquired at the same price per share in a single transaction). Any such gain or loss will be long-term capital gain or loss if the holding period for the Shares exceeds one year as of the date of the sale or other disposition pursuant to the Offer or Merger, as applicable. For non-corporate taxpayers, long-term capital gains are generally taxable at a reduced rate and short-term capital gains are taxed at ordinary income rates. The deductibility of capital losses is subject to certain limitations.

        Information Reporting and Backup Withholding.    Payments made to U.S. Holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding, which is currently imposed at a rate of 28%. To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding.

        Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, and the U.S. Holder may obtain a refund of any amounts withheld in excess of the U.S. Holder's U.S. federal income tax liability provided the required information is timely furnished to the IRS.

  Non-U.S. Holders

        The following is a summary of the material U.S. federal income tax consequences that will apply to you if you are a Non-U.S. Holder of Shares. For purposes of this discussion, a "Non-U.S. Holder" is a beneficial owner of any Share (other than a partnership or any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder.

        Effect of the Offer and Merger.    The receipt of cash in exchange for Shares in the Offer or pursuant to the Merger by a Non-U.S. Holder generally will be exempt from U.S. federal income tax, unless:

          (a)   the gain, if any, is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States (or, generally, if an income tax treaty applies, the gain is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

          (b)   the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the sale or exchange, and certain other conditions are met.

        If gain is effectively connected with the conduct of a U.S. trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax, on a net income basis, on the gain derived from the sale or exchange, except as otherwise required by an applicable U.S. income tax treaty. If the Non-U.S. Holder is a corporation, any such effectively connected gain received by the Non-U.S. Holder may also, under certain circumstances, be subject to the branch profits tax at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty). If the Non-U.S. Holder is an individual described in (b) above, such holder will be subject to U.S. federal income tax on the gain derived from the sale or exchange of Shares at a 30% rate (or such lower rate as may be prescribed under an applicable U.S. income tax treaty), which may be offset by U.S. source capital losses.

        Backup Withholding Tax and Information Reporting.    In general, a Non-U.S. Holder will not be subject to backup withholding or information reporting with respect to a payment made with respect to Shares exchanged for cash in the Offer or the Merger if the Non-U.S. Holder certifies the Non-U.S. Holder's non-U.S. status on a properly executed IRS Form W-8BEN (or a Form W-8ECI if the gain is effectively connected with the conduct of a U.S. trade or business). If Shares are held through a foreign partnership or other flow-through entity, certain documentation requirements also apply to the partnership or other flow-through entity. Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be credited against a Non-U.S. Holder's U.S. federal income tax liability, and the Non U.S. Holder may obtain a refund of any amounts withheld in excess of its U.S. federal income tax liability provided that the Non-U.S. Holder furnishes the required information to the IRS in a timely manner.

6.     Price Range of Shares; Dividends.

        The Shares currently trade on the New York Stock Exchange (the "NYSE") under the symbol "SFN."

        The following table sets forth, for the periods indicated, the high and low sale prices per Share for each quarterly period within the periods indicated, as reported on the NYSE by published financial sources.

	High	Low
Year Ended December 31, 2009:
Third Quarter	$6.93	$3.03
Fourth Quarter	$6.85	$4.69
Year Ended December 31, 2010:
First Quarter	$9.01	$5.43
Second Quarter	$9.19	$5.41
Third Quarter	$7.92	$4.89
Fourth Quarter	$10.40	$6.01
Fiscal Year 2011:
First Quarter	$14.98	$8.82
Second Quarter	$15.39	$8.57

        On July 19, 2011, the day before the public announcement of the terms of the Offer and the Merger, the closing price of the Shares on the NYSE was $9.17 per Share. On July 29, 2011, the last full day of trading before the commencement of the Offer, the reported closing price of the Shares on the NYSE was $13.93 per Share. The Per Share Amount represents a premium of approximately 53% over the closing price of the Shares on the NYSE on July 19, 2011, the day before the public announcement of the Offer and the Merger, a premium of approximately 49% over the average closing price of the Shares for the one month prior to such announcement and a premium of approximately 46% over the average closing price of the Shares for the one year period ended July 19, 2011. Stockholders are urged to obtain current market quotations for the Shares.

        According to its Annual Report on Form 10-K for the year ended December 26, 2010 filed with the SEC, the Company did not pay any cash dividends on the Shares in either 2010, 2009 or 2008 and does not intend to pay cash dividends in the foreseeable future. Under the Merger Agreement, the Company is not permitted to declare, set aside or pay dividends with respect to the Shares without the prior written consent of Parent.

7.     Certain Information Concerning the Company.

        Except as specifically set forth herein, the information concerning the Company contained in this Offer to Purchase has been taken from or is based upon information furnished by the Company or its representatives or upon publicly available documents and records on file with the SEC and other public sources. The summary information set forth below is qualified in its entirety by reference to the Company's public filings with the SEC (which may be obtained and inspected as described below) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information. We have no knowledge that would indicate that any statements contained herein based on such documents and records are untrue or incomplete in any material respect. However, we do not assume any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such documents and records, or for any failure by the Company to disclose events which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to us.

        General.    SFN Group, Inc. is a Delaware corporation with its principal offices located at 2050 Spectrum Boulevard, Fort Lauderdale, Florida, 33309. The telephone number for the Company is (954) 308-7600. According to the Company's Annual Report on Form 10-K for the fiscal year ended December 26, 2010, SFN is a strategic workforce solutions provider with two operating segments, professional services and staffing services, which provide temporary staffing, outsourcing and other services and permanent placement under several specialty brands.

        Available Information.    The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company's directors and officers, their remuneration, stock options granted to them, the principal holders of the Company's securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements filed with the SEC and distributed to the Company's stockholders. Such information also will be available in the Company's Solicitation/Recommendation Statement on Schedule 14D-9 and the Information Statement. Such reports, proxy statements and other information are available for inspection at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Copies of such information may be obtainable by mail, upon payment of the SEC's customary charges, by writing to the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC. You may also obtain free copies of the documents filed with the SEC by the Company at the Company's website at http://www.sfngroup.com.

8.     Certain Information Concerning Randstad, Parent and the Purchaser.

        The Parent is a Delaware limited partnership. Parent's principal executive offices are located at 60 Harvard Mill Square, Wakefield, MA 01880. The telephone number of Parent's principal executive offices is (781) 213-1500. The general partner of Parent is Randstad North American Partner, Inc., a Delaware corporation ("RNAP"), and the ultimate controlling person of RNAP is Randstad.

        The Purchaser is a Delaware corporation and a wholly-owned subsidiary of Parent. The Purchaser was organized by Parent to acquire the Company and has not conducted any unrelated activities since its organization. The Purchaser's principal executive offices are located at the same address as Parent's principal executive office listed above, and its telephone number at that address is the same telephone number as Parent's telephone number listed above.

        Randstad is a limited liability company (naamloze vennootschap) organized under the laws of the Netherlands. Each of Parent and the Purchaser are indirect, wholly-owned subsidiaries of Randstad.

        The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of RNAP and Randstad are listed in Schedule I to this Offer to Purchase.

        During the last five years, none of the Purchaser, Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws.

        Except as described in this Offer to Purchase and in Schedule I hereto, none of Parent, the Purchaser or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Parent or the Purchaser or any of the persons so listed (i) beneficially owns or has any right to acquire, directly or indirectly, any Shares or (ii) has effected any contacts in the Shares during the past 60 days.

        Except as set forth in this Offer to Purchase, none of Parent, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed on Schedule I hereto has had during the past two years any transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contacts, negotiations or transactions between any of Parent, the Purchaser or any of their respective subsidiaries or, to the best knowledge of Parent and the Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation, acquisition, tender offer or other acquisition of the Company's securities, an election of the Company's directors or a sale or other transfer of a material amount of the Company's assets during the past two years.

9.     Source and Amount of Funds.

        The Purchaser estimates that it will need approximately $771 million to purchase all of the Shares pursuant to the Offer and the Merger on a fully-diluted equity value basis, plus any related transaction fees and expenses. Pursuant to a guarantee entered into in connection with the Merger Agreement, Parent's parent, Randstad, guaranteed the obligations of Parent and the Purchaser under the Merger Agreement, including the obligation to pay for the Shares properly tendered in the Offer and provide funding for the Merger. Randstad has sufficient cash on hand to provide Parent with adequate funds to do so; however, it expects to finance these transactions by borrowings under its Credit Facility (as defined below). The Offer is not conditioned upon Parent's or the Purchaser's ability to finance the purchase of Shares pursuant to the Offer.

        Randstad is a party to a Multicurrency Senior Term, Bridge and Revolving Credit Facilities Agreement with ABN AMRO Bank N.V. and ING Bank N.V. as joint book running mandated lead arrangers; ABN AMRO Bank N.V., BNP Paribas, Commerzbank Aktiengesellschaft, Cooperatieve Centrale Raiffeisen-Boerenleenbank B.A., Fortis Bank (Nederland) N.V., and ING Bank N.V., as mandated lead arrangers; ING Bank N.V. as agent for the lenders thereunder; and the financial institutions that are lenders thereunder (as amended, the "Credit Facility"). As of August 1, 2011, the Credit Facility consists of (a) a EUR 375,000,000 five year amortizing term senior multicurrency credit facility (the "Term Facilities") and (b) a EUR 1,620,000,000 five year revolving senior multicurrency credit facility (the "Revolving Facility" and, together with the Term Facilities, the "Senior Facilities").

The Senior Facilities contain terms and conditions typical for a financing of this nature. There is a financial covenant leverage ratio (being the ratio of consolidated total senior net debt to consolidated EBITDA), at a maximum of 3.5:1. Additionally, there are, among others, restrictions on security, non-obligor indebtedness, loans out, investments and acquisitions, disposals, and mergers. The Term Facilities and the Revolving Facility bear interest at a rate above EURIBOR which varies as a function of the leverage ratio in a range from 0.50% per annum to 1.15% per annum. Events of default are typical for a financing of this nature, including (but not limited to) breach of obligations, misrepresentation, insolvency, cross default, and material adverse change. An event of default can trigger a repayment obligation. The Senior Facilities do not benefit from any security other than guarantees given by a number of wholly owned Randstad operating companies incorporated in the Netherlands.

        Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Parent is not material to a decision by a holder of Shares whether to tender Shares in the Offer.

10.   Background of the Offer; Past Contacts or Negotiations with the Company.

        As part of the continuous evaluation of its business and plans, Randstad's Executive Board regularly evaluates different strategies to improve its business position and enhance value for its stockholders, including opportunities for acquisitions of other companies and their assets. In addition, as a result of increased competition and consolidation in the staffing industry, Randstad regularly reviews possible strategic actions, including acquisitions and combinations, and has discussions from time to time with various parties regarding such possible actions. For example, and as part of pursuing this strategic agenda, in 2008 Randstad acquired Vedior N.V, and in 2010 Randstad acquired FujiStaff Holdings.

        Randstad and the Company have had a variety of commercial dealings for a number of years, including serving as subcontractors to each other in connection with servicing various client relationships. In addition, as discussed below, Randstad indicated to the Company that it had been interested in pursuing a strategic transaction with the Company at various times prior to the discussion that led to this transaction dating back to 2006.

        In 2010, Randstad began working with Merrill Lynch, Pierce, Fenner & Smith ("Merrill Lynch") on an informal basis to explore a variety of potential acquisition transactions.

        On January 31 and February 1, 2011, members of Randstad's Executive Board and management participated in a strategic retreat. Among the items discussed at the retreat was the potential for increasing Randstad's presence in primary geographical regions, including the United States. The participants recognized that the United States was a top priority for Randstad, and that achieving an improved presence in the United States would only be achievable by making an acquisition. Potential acquisition targets were reviewed and priorities were identified for further analysis.

        On February 14, 2011, Randstad's Executive Board met to review the progress towards the priorities set at the strategic retreat. The Executive Board discussed the potential acquisition targets and analyzed publicly available performance data.

        On February 15, 2011, Randstad's Supervisory Board met to discuss its strategic priorities in the United States and potential acquisition targets. The Board renewed the position it had discussed during meetings throughout 2010 that the way to improve Randstad's presence in the United States was through an acquisition.

        On February 25, 2011, Merrill Lynch gave a presentation to various senior members of Randstad's mergers and acquisitions department concerning the Company as a potential acquisition target based on publicly available information.

        While attending an industry event in February 2011, Randstad's President, Mr. Greg Netland, met the Company's Chief Executive Officer, Mr. Roy G. Krause. During his meeting with Mr. Krause, Mr. Netland discussed having a follow-up meeting so that the two companies could learn more about each other.

        On March 2, 2011, Randstad's Executive Board again met to review the progress towards the priorities set at the strategic retreat. The Board also defined the financing options and proposed structure for a potential acquisition in the United States.

        On March 21, 2011, Randstad's Executive Board met to discuss how an acquisition of the Company fit with Randstad's strategic objectives. The Board discussed that a combination with the Company would provide complementary geographical coverage and increase Randstad's market share in key business segments. The Board discussed financing the potential acquisition in cash by drawing from its existing credit facility. It also discussed the potential price range and premium for the potential offer based on the Company's share price.

        On March 31, 2011, the Strategy Committee of Randstad's Supervisory Board met to discuss potential synergies relating to the proposed acquisition of the Company. After recognizing the potential benefits of the proposed transaction, the Committee discussed that the risks of the transaction would have to be further evaluated and assessed during the next phase of the process. After extensive discussion, the Committee decided to concur with the Executive Board's plan of pursuing a transaction with the Company and discuss these topics with the full Supervisory Board. After this discussion at the Supervisory Board meeting later that day, the Supervisory Board decided to concur with the proposal of acquiring the Company, subject to further elaboration of the key terms, and to appoint a Transaction Committee consisting of the Chairmen of each of the Supervisory Board, the Strategy Committee and the Audit Committee, with the purpose of developing the key terms of a possible transaction. The Transaction Committee was to keep other members of the Supervisory Board apprised of developments.

        On April 18, 2011, the Executive Board met to discuss a preliminary valuation of the Company. The Board discussed key assumptions for its valuation of the Company, including the Company's revenue growth, gross margin, key ratios and the 2010 balance sheet. After evaluating these factors, the Board established a preliminary enterprise value for the Company and compared it with the then-current share price. After this discussion, the Executive Board planned to contact the Company in the first week of May.

        On April 26, 2011, the Transaction Committee of the Supervisory Board met to review the strategic fit of the proposed acquisition and any developments in the enterprise value analysis. The Committee discussed that the assumptions underlying the valuation remained consistent with earlier analyses and the strategic objectives discussed previously were unchanged. The Committee also discussed key questions to be answered in due diligence and its preference for exclusivity for a limited period.

        On May 3, 2011, Randstad formally engaged Merrill Lynch to pursue a potential acquisition of the Company.

        On May 9, 2011, Mr. Netland and Mr. Ben Noteboom, Randstad's Chief Executive Officer and Chairman of the Executive Board, met with Mr. Krause in Atlanta, Georgia. At that meeting, Mr. Netland and Mr. Noteboom expressed an interest in pursuing an acquisition of the Company. Mr. Noteboom indicated Randstad would not participate in an auction, but rather would require an exclusivity period. Mr. Noteboom then stated that Randstad had been reviewing a possible business combination transaction with the Company since the beginning of 2011. He further indicated that Randstad had considered making a proposal to acquire the Company at various times since 2006 and that Randstad was ready to move quickly toward a potential acquisition of the Company that would not involve any financing contingencies. Mr. Krause indicated that, while the Company was not for sale, he would discuss it with James J. Forese, the Chairman of the Company, and he would report Randstad's interest in the Company at the next regularly scheduled Board meeting to be held on May 17, 2011.

        On May 16, 2011, Mr. Krause contacted Mr. Netland and expressed uncertainty about the timing of the transaction because it appeared Randstad was being opportunistic based on the Company's recent share price. Mr. Netland indicated to Mr. Krause that Randstad had been considering the transaction for some months.

        On May 18, 2011, Mr. Noteboom and Mr. Netland had a conference call with Mr. Krause. They discussed certain of the Company's financial results and Mr. Krause reported on the views of the Board of the Company that had surfaced during the meeting of the prior day. Mr. Krause informed Messrs. Noteboom and Netland that while the timing may not be right for the proposed transaction, eventually, a business combination was a promising prospect. Mr. Krause also indicated that the Board was interested in a better understanding of Randstad's specific valuation of the Company before continuing with the process.

        On May 18, 2011, Randstad's Executive Board met to discuss Messrs. Netland and Noteboom's communications with Mr. Krause and the transaction progress. The Board discussed its strategy in the event any information about the potential transaction were to leak. The Board also discussed the potential funding sources for the transaction.

        On May 20, 2011, the Transaction Committee of the Supervisory Board met to discuss Messrs. Netland and Noteboom's communications with Mr. Krause and the transaction progress. The Committee discussed the primary diligence issues that needed to be evaluated. The Committee decided that Mr. Noteboom should contact Mr. Krause to deliver Randstad's purchase price range subject to further diligence and negotiation.

        On May 21, 2011, Mr. Noteboom indicated to Mr. Krause that Randstad's preliminary valuation of the Company was in the range of $13.00 to $15.00 per share and that he would be providing the Company with a written indication of interest. Mr. Krause communicated that he was disappointed that Randstad had offered such a wide range and that he expected that the Board would only have an interest in pursuing a transaction that valued the Company at a specific offer price. Mr. Krause urged Randstad to increase its valuation of the Company and indicated that the lower end of the range was not acceptable, but that he would discuss it with the Company's Board upon receipt of the indication of interest. Following this call, Randstad submitted to the Company a non-binding written indication of interest, dated May 20, 2011, proposing to acquire all of the outstanding equity of the Company for between $13.00 to $15.00 per share in cash. The letter further indicated that Randstad expected to complete customary due diligence and negotiate a mutually satisfactory definitive agreement within an accelerated time frame. The proposed transaction was not subject to any financing contingency. The proposal stated that it would remain in effect until 5:00 p.m., Eastern Time, on May 31, 2011, and would be withdrawn if disclosed to any party other than the Company's management, the Board or their advisors. The indication of interest also provided that Randstad was prepared to dedicate the necessary resources to negotiate and complete a combination on an exclusive basis, but that Randstad was not willing to participate in a broader auction process.

        On May 25, 2011, the Company's financial advisor, Foros, contacted Merrill Lynch to discuss the preliminary transaction process. During this discussion, Foros urged Randstad to increase its valuation and indicated that the Board likely would need to be provided with a specific price proposal for it to consider continuing to explore a proposed transaction. Merrill Lynch indicated that Randstad was not willing to further refine its valuation range without conducting more detailed due diligence on the Company. Foros then asked Merrill Lynch to provide a list of requested diligence items.

        On May 25, 2011, Merrill Lynch provided Foros with a list of high level due diligence questions. Merrill Lynch further indicated that Randstad expected that the exclusivity period referenced in the indication of interest would last 30 days and that Randstad would be prepared to consummate a transaction at the end of that period.

        On May 26, 2011, Mr. Noteboom received a call from Mr. Krause, who indicated that the Board would further discuss Randstad's indication of interest at a meeting on May 27, 2011. Mr. Krause again urged Randstad to increase its valuation of the Company and communicated his concern regarding whether or not the Board would approve moving forward with the discussions without a narrower price range indication.

        On May 28, 2011, Mr. Krause called Mr. Noteboom to inform him of the Company's decision at the May 27, 2011 Board meeting to approve initial due diligence in order to improve Randstad's valuation of the Company and to facilitate Randstad's provision of a specific offer price.

        On May 31, 2011, Jones Day ("Jones Day"), counsel to the Company, provided an initial draft of a confidentiality and standstill agreement to Dechert LLP ("Dechert") counsel to Randstad. After negotiating the terms of this agreement, the parties executed a confidentiality and standstill agreement on June 7, 2011, whereby Randstad agreed to keep confidential certain information provided by the Company in connection with the due diligence process. The confidentiality and standstill agreement included a prohibition on Randstad purchasing the Company's securities, or taking other actions of the type typically found in a "standstill" agreement, for a period of one year after written termination by either party of discussions with respect to the potential transaction, except that such prohibitions would be terminated if the Company entered into a definitive agreement pursuant to which a third party agreed to acquire more than 50% of the Company's securities, or assets, indebtedness or businesses, and Randstad was not given the opportunity to participate in the sale process which resulted in such definitive agreement. In anticipation of the possibility that Randstad would also provide confidential information to the Company, on June 9, 2011, the Company and Randstad also entered into a separate confidentiality agreement pursuant to which the Company agreed to maintain the confidentiality of Randstad's non-public information.

        On June 10, 2011, Mr. Noteboom, Mr. Netland and Robert-Jan van de Kraats, Randstad's Chief Financial Officer and Vice Chairman of the Executive Board, met with Mr. Krause and the Company's Chief Financial Officer, Mr. Mark W. Smith, in New York City. At the meeting, Messrs. Krause and Smith provided detailed information concerning financial and operational aspects of the Company in response to questions from Randstad.

        On June 16, 2011, Mr. Nuno Almeida, the head of Randstad's mergers and acquisitions department, met with Mr. Smith in Detroit, Michigan to discuss in detail certain financial diligence matters and financial performance of the Company.

        On June 17, 2011, Randstad's Supervisory Board met to discuss recent developments in the transaction process. Based upon adjustments to the Company's share price and further developments in Randstad's valuation of the Company, the Supervisory Board determined that a non-binding price indication of $13.00 should be expressed to Mr. Krause. Also On June 17, 2011, Randstad engaged Ernst & Young LLP ("Ernst and Young") as an advisor to the Company for the purposes of conducting tax, accounting and financial due diligence.

        On June 20, 2011, Randstad's Executive Board met to discuss recent developments in the transaction process. Because the key diligence items remained unresolved, the Board adjusted the Company's valuation downwards to account for increased risk.

        On June 21, 2011, Randstad's Transaction Committee of the Supervisory Board met to discuss recent developments in the transaction process. The Committee reported that the Executive Board confirmed the strategic rationale and attractiveness of the Company as an acquisition target. The

Committee noted that the key diligence items were now resolved. The Committee revised its valuation of the Company.

        On June 23, 2011, Mr. Noteboom contacted Mr. Krause and stated Randstad's further due diligence review of the Company was complete and, based on that review, Randstad was prepared to refine its valuation range to a specific offer price of $13.00 per share. Mr. Krause indicated that while he would discuss the matter with the Board, he would not support a transaction at that offer price and expected that the Board would not support further discussions if Randstad would not increase its price from $13.00 per share.

        On June 27, 2011, Mr. Noteboom again contacted Mr. Krause and indicated Randstad would be willing to proceed at a price of $13.50 per share, and that such price was the highest Randstad could justify at the time. Mr. Krause indicated that while he would discuss the matter with the Board, he would not support, and did not believe the Board would support, further discussion at any price below $14.00 per share.

        On June 28, 2011, Mr. Krause contacted Mr. Noteboom and advised him that the Company would need to know if Randstad was willing to proceed at a price of $14.00 per share by noon on June 30, 2011.

        On June 29, 2011, Randstad's Transaction Committee of the Supervisory Board met to discuss recent developments in the transaction process. The Committee has extensive discussions of the price negotiations between Randstad and the Company. The Committee analyzed changes to its valuation metrics to take into account a potential $0.50 increase in the proposed offer price. The Committee also reassessed its valuations of the potential synergies presented by business combination and the strategic rationale for the acquisition. Following this discussion, the Committee approved the Executive Board's proposal to increase the non-binding price indication to $14.00 per share.

        On June 30, 2011, Mr. Noteboom called Mr. Krause to confirm an offer of $14.00 per share and Mr. Noteboom indicated that a revised written indication of interest would be forthcoming. Mr. Noteboom asked to immediately begin detailed due diligence on an exclusive basis and stated that Randstad intended to suggest signing and announcement around July 28, 2011, to coincide with Randstad's release of its second quarter earnings. Mr. Krause informed Mr. Noteboom that the Company had scheduled a Board meeting for July 6, 2011 and that moving forward with detailed due diligence would not be appropriate until he was able to discuss the matter in more detail with the Board at that meeting.

        On July 1, 2011, Mr. Almeida contacted Mr. Smith and indicated Randstad would have to commence detailed due diligence immediately in order to avoid the risk of delaying the signing of the transaction beyond July 28, 2011. Mr. Smith advised Mr. Almeida that moving forward with detailed due diligence would not be appropriate until after the Board discussed the transaction at its July 6, 2011 meeting.

        On July 4, 2011, Randstad submitted to the Company a revised non-binding indication of interest reflecting a cash purchase price of $14.00 per share. The proposed transaction was not subject to any financing contingency but was subject to confirmatory business, legal and accounting diligence. In addition, the letter included a binding exclusivity obligation expiring no earlier than August 1, 2011.

        After receiving the indication of interest and discussing it with the Company's Board, Mr. Krause informed Randstad that the Company was willing to proceed with diligence and the negotiation of definitive terms for a transaction at $14.00 per share. Mr. Krause indicated, however, that the Company would not agree to exclusivity.

        On July 6, 2011, the Company made available to Randstad a virtual data room containing certain of the Company's confidential information. Randstad and its counsel and financial advisors also began negotiating additional agreements concerning the exchange of certain sensitive confidential information of the Company.

        On July 7, 2011, representatives of Randstad's senior management met with representatives of the Company's senior management at Dechert's offices in Boston, Massachusetts. The principal focus of these meetings was to discuss outstanding due diligence matters. From July 7 to July 12, 2011, representatives of Randstad's senior management had several meetings with representatives of the Company's senior management at Ernst & Young's office in Boston, Massachusetts. The principal focus of these meetings was to discuss additional outstanding due diligence matters in various areas including finance and accounting, human resources, IT, tax, operations and administrative matters.

        On July 8, 2011, Dechert provided Jones Day with an initial draft of a proposed merger agreement. This draft provided for certain directors and principal stockholders of the Company to execute tender and voting agreements in support of the transaction, and contained a no-shop provision that prohibited the Company or its Representatives from contacting others to solicit or encourage submission of a Takeover Proposal (as defined in the Merger Agreement) but permitted the Company to consider unsolicited Takeover Proposals that constituted or were reasonably expected to result in a Superior Proposal (as defined in the Merger Agreement). In the event that the Company terminated the merger agreement to enter into another transaction, the Company would be required to pay to Parent a termination fee equal to 4% of the equity value of the transaction. This draft also contained customary representations and warranties and covenants by the parties.

        Because the Company and Randstad are competitors with respect to certain service offerings, Randstad and the Company sought advice of their respective legal counsel to ensure that the provision of information to Randstad in connection with Randstad's due diligence was in compliance with applicable competition laws. To this end, on July 11, 2011, the Company and Randstad entered into an Agreement with Respect to Review of Sensitive Information, which agreement established procedures pursuant to which certain information considered to be competitively sensitive would be provided to and reviewed by counsel to Randstad, rather than Randstad itself, and information regarding the same would be provided to Randstad only in summary or redacted form in consultation with antitrust counsel for the Company and Randstad. Dechert, as counsel to Randstad, executed an acknowledgment of such agreement. Also on July 11, 2011, Ernst & Young executed a similar agreement with Randstad and the Company.

        On July 12, 2011, Mr. Han Kolff and Mr. Almeida met with Mr. Smith and Mr. William Grubbs from the Company and discussed the Company's projected second quarter financial performance.

        Also on July 12, 2011, Jones Day provided Dechert with a revised merger agreement. This draft eliminated the concept of tender and voting agreements, and added the requirement that Randstad guarantee the obligations of Parent and Purchaser under the merger agreement. The no-shop provision of the initial draft was replaced with a 21-day go-shop provision during which the Company could actively seek out alternative Takeover Proposals, following which a no-shop period would go into effect. The revised draft also added a fiduciary out for the Company to permit the Board to terminate the agreement in compliance with its fiduciary duties even in the absence of receipt of a Superior Proposal, and the termination provisions were revised to provide for a $20,000,000 termination fee generally, and a $7,500,000 termination fee in the event of terminations by the Company to accept Takeover Proposals received during the go-shop period.

        On July 13, 2011, Mr. Netland contacted Mr. Krause to discuss a possible change to the offer price based on the Company's projected second quarter financial performance, the results of Randstad's due diligence review and the Company's proposed revisions to the terms of the draft merger agreement. Following this call, Mr. Noteboom called Mr. Krause to indicate that Randstad was willing to proceed at a purchase price of $14.00 if the merger agreement did not contain a go-shop provision, the termination fee was consolidated and increased to $27,000,000 and if certain members of management and the Board entered into tender and voting agreements in support of the transaction. In addition, Randstad indicated that it desired to enter into a merger agreement no later than July 22, 2011 and that the terms of the revised merger agreement that would shortly be transmitted to the Company would reflect Randstad's best and final offer.

        On July 14, 2011, Dechert provided a revised draft of the Merger Agreement to Jones Day. This revised draft reinstated the concept of tender and voting agreements, eliminated the go-shop provision and certain of the Board's fiduciary out rights and included a single termination fee of $27,000,000.

        On July 16, 2011, Jones Day sent a revised merger agreement to Dechert. The concept of tender and voting agreements was once again removed and the additional Board fiduciary out rights were re-inserted.

        On July 18, 2011, Dechert sent a revised merger agreement to Jones Day. On the same day, Mr. Noteboom contacted Mr. Krause stating that the merger agreement would reflect Randstad's best and final offer, and if not acceptable to the Company, Randstad would withdraw the offer.

        Between July 18 and July 20, 2011, Dechert and Jones Day continued to negotiate the remaining open terms of the merger agreement. In particular, Randstad expressed concern over Mr. Krause's potential severance terms following a change in control of the Company.

        On July 20, 2011, Messrs. Noteboom and Netland met with Mr. Krause and they agreed to fix the amount of his severance and reduce certain other post-termination benefits he might be entitled to under the terms of his existing change in control agreement with the Company.

        In the afternoon of July 20, 2011, the Company's Board unanimously determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement were advisable, fair to and in the best interests of the Company and its stockholders and therefore approved the Merger Agreement and the Guarantee.

        After the closing of trading on the New York Stock Exchange on July 20, 2011, Randstad issued a press release announcing the parties' execution of the Merger Agreement.

11.   The Transaction Agreements.

  The Merger Agreement.

        The following is a summary of the material provisions of the Merger Agreement. The following description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Schedule TO and is incorporated herein by reference. For a complete understanding of the Merger Agreement, you are encouraged to read the full text of the Merger Agreement. The Merger Agreement is not intended to provide you with any other factual information about Parent, the Purchaser or the Company. Such information can be found elsewhere in this Offer to Purchase.

        The Offer.    The Merger Agreement provided for the commencement of the Offer no later than August 3, 2011. Subject to the applicable rules and regulations of the SEC, Parent expressly reserves the right from time to time, except as set forth elsewhere in this Offer to Purchase, in its sole discretion, to waive any condition to the Offer, increase the Per Share Amount or to make any other changes in the terms and conditions of the Offer. However, we have agreed in the Merger Agreement that, without the consent of the Company, we will not (i) reduce the number of Shares subject to the Offer, (ii) reduce the Per Share Amount, (iii) change, modify or waive the Minimum Condition, (iv) add to the conditions to the Offer set forth in Section 15—"Conditions to the Offer" or modify or change any such condition in a manner adverse in any material respect to any stockholders of the Company, (v) except as provided in the Merger Agreement, extend or otherwise change the expiration date of the Offer, (vi) change the form of consideration payable in the Offer, or (vii) otherwise amend, modify or supplement any of the terms of the Offer in a manner adverse in any material respect to any stockholders of the Company. There is no financing condition to the Offer.

        The Merger Agreement provides that unless the Merger Agreement is terminated in accordance with its terms, we shall (A) extend the Expiration Date from time to time for successive periods not to exceed 10 business days in each instance (or such longer period to which the Company reasonably agrees) if any of the conditions to our obligation to purchase Shares set forth in Section 15—"Conditions to the Offer" is not satisfied (or, in our sole discretion, waived) on or before the Expiration Date; or (B) extend the Expiration Date for any period required by applicable law, interpretation or position of the Securities and Exchange Commission ("SEC"), the staff of the SEC (the "SEC Staff") or the New York Stock Exchange (the "NYSE") applicable to the Offer requires such extension; provided, however, that Purchaser shall not be required to extend the Offer beyond January 31, 2012 (the "Outside Date").

        In addition, the Merger Agreement provides that if the Shares we acquire in the Offer (together with Shares owned of record by Parent, the Purchaser and their direct and indirect subsidiaries) represent less than 90% of the then-outstanding Shares, we may, in our sole discretion, extend the Offer for a subsequent offering period of not more than 10 business days or such longer period to which the Company reasonably agrees in accordance with Rule 14d-11 under the Exchange Act.

        Pursuant to the Merger Agreement, the Company granted to Purchaser an irrevocable option (the "Top-Up Option"), to purchase at a price per share equal to the Per Share Amount up to that number (but not less than that number) of newly issued Shares (the "Top-Up Shares") equal to the lowest number of Shares that, when added to the number of Shares owned, directly or indirectly, by Parent or Purchaser and their respective subsidiaries at the time of exercise of the Top-Up Option, shall constitute no less than one share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Shares. The Top-Up Option shall be exercisable only once, in whole but not in part, at any time following the closing of the Offer and prior to the earlier to occur of (A) the Effective Time and (B) the termination of the Merger Agreement in accordance with its terms; provided, however, that (i) upon exercise of the Top-Up Option, the number of Shares owned, directly or indirectly, by Parent or Purchaser and their respective subsidiaries shall constitute no less than one share more than 90% of the number of Shares that will be outstanding immediately after the issuance of the Top-Up Shares; (ii) the Top-Up Option shall not be exercisable for a number of Shares in excess of the Shares authorized and unissued or held in the treasury of the Company at the time of exercise of the Top-Up Option (giving effect to the Shares issuable pursuant to all then-outstanding stock options, restricted stock units and any other rights to acquire Shares as if such Shares were outstanding), (iii) at the time of exercise, Purchaser shall have accepted for payment all Shares validly tendered in the Offer and not validly withdrawn, and (iv) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares shall not be prohibited by any law or order.

        At the closing of the purchase of Top-Up Shares, the aggregate purchase price owed by Purchaser to the Company for the Top-Up Shares shall be paid to the Company by Purchaser at Purchaser's election, either (i) entirely in cash, by wire transfer of immediately available funds to an account designated by the Company, (ii) by (A) paying in cash by wire transfer of by wire transfer of immediately available funds to an account designated by the Company an amount equal to not less than the aggregate par value of the Top-Up Shares and (B) executing and delivering to the Company a promissory note having a principal amount equal to the aggregate purchase price of the Top-Up Shares (the "Promissory Note"), or (iii) by a combination of the methods set forth in the preceding clauses (i) and (ii). The Promissory Note (i) shall bear simple interest at a rate of 5% per annum, (ii) shall mature on the first anniversary of the date of execution of the Promissory Note, (iii) shall be full recourse to Parent and Purchaser, (iv) may be prepaid, at any time, in whole or in part, without premium or penalty, and (v) shall have no other material terms.

        The parties to the Merger Agreement agreed and acknowledged that in any appraisal proceeding to determine the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by the Merger Agreement, to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Purchaser to the Company of any consideration for the Top-Up Shares should be taken into account. See Section 17—"Appraisal Rights."

        The purpose of the Top-Up Option is to facilitate a short-form merger, in accordance with Delaware law, following completion of the Offer.

        The Merger.    The Merger Agreement provides that, at the effective time of the Merger (the "Effective Time"), the Purchaser will be merged with and into the Company with the Company being the surviving corporation (the "Surviving Corporation"). Following the Merger, the separate existence of the Purchaser will cease, and the Company will continue as the Surviving Corporation and a wholly-owned subsidiary of Parent.

        Pursuant to the Merger Agreement, each Share then held by the Company or any direct or indirect wholly owned subsidiary of the Company (or held in the Company's treasury) or held by Parent, Purchaser or any direct or indirect wholly owned subsidiary of Parent shall be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor. Each Share issued and outstanding immediately prior to the Effective Time (other than other than Shares to be canceled in accordance with the immediately preceding sentence and any Dissenting Shares (as defined below) shall be canceled and shall be converted automatically into the right to receive cash in an amount equal to the Per Share Amount (the "Merger Consideration") payable, without interest, to the holder of such Share, upon surrender of the Certificate that formerly evidenced such Share. As of the Effective Time, all such Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration.

        Shares outstanding immediately prior to the Effective Time held by a holder (if any) who shall have neither voted in favor of the Merger nor consented thereto in writing and who properly demands in writing appraisal for such Shares in accordance with and who complies in all respects with, Section 262 of the DGCL ("Dissenting Shares") shall not be converted into, or represent the right to receive, the Merger Consideration unless such holder fails to perfect or shall have waived, withdrawn or otherwise lost such holder's right to appraisal, if any. At the Effective Time such Dissenting Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist, and such stockholders shall be entitled to receive payment of the fair value of such Dissenting Shares held by them in accordance with the provisions of Section 262 of the DGCL.

        Vote Required to Approve Merger; Stockholders' Meeting.    The Company's Board of Directors has unanimously adopted and approved the Merger Agreement and the transactions contemplated therein, including the Offer and the Merger. If the short-form merger procedure described below is not available for the Merger because the Purchaser does not own at least 90% of the total outstanding Shares, then under the Company's Certificate of Incorporation we must obtain the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company's stockholder adoption is required, the Company will promptly following the consummation of the Offer (or, if applicable, after expiration of any "subsequent offering period" pursuant to the Merger Agreement):

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  prepare and file a proxy statement with the SEC under the Exchange Act;

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  mail to the holders of Shares a proxy statement within a sufficient time prior to the stockholders meeting;

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  otherwise comply in all material respects with all legal requirements applicable to the stockholders' meeting; and

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  use its reasonable best efforts to have the proxy cleared by the SEC promptly.

        The Company has agreed to include in the proxy statement the recommendation of the Company's Board of Directors that stockholders of the Company vote in favor of the adoption of the Merger Agreement.

        If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company's stockholders without the affirmative vote of any other Company stockholders.

        Short-Form Merger Procedure.    Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn pursuant to the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Parent or any direct or indirect subsidiary of Parent, taken together, owns at least 90% of the total outstanding Shares, the Company, Parent and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

        Each option to acquire Shares pursuant to Company's equity-based compensation plans (collectively, the "Company Stock Options") that is outstanding immediately prior to the closing of the Offer will, (i) to the extent unvested, immediately vest and become exercisable, and (ii) at the Effective Time be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the amount by which the Per Share Amount exceeds the per share exercise price of such Company Stock Option and (B) the number of Shares with respect to which such Company Stock Option is vested and exercisable as of the Effective Time (including Company Stock Options vesting pursuant to subsection (i)).

        Each restricted stock unit award, performance stock unit award, and other right, either contingent or accrued, to acquire or receive stock or benefits under any Company Stock Plan other than the Company Stock Options (each, a "Company Stock Award") that is outstanding immediately prior to the closing of the Offer shall, to the extent unvested, immediately vest and become nonforfeitable; provided, that any awards containing performance goals that relate to periods ending on or after the date of the Merger Agreement will be deemed to be achieved at the maximum performance level. Each Company Stock Award that is outstanding immediately prior to Effective Time (including Company Stock Awards vesting as a result of the preceding sentence) shall be cancelled in exchange for a payment (less applicable withholding taxes) equal to the product of (A) the aggregate number of Shares in respect of such Company Stock Award and (B) the Per Share Amount.

        Representations and Warranties.    In the Merger Agreement, the Company has made customary representations and warranties to Parent and the Purchaser, including representations relating to:

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  organization, existence and good standing of the Company and its subsidiaries;

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  authorization, execution, delivery and performance of the Merger Agreement and the agreements and transactions contemplated thereby;

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  no violations of law, conflicts with or consents required in connection with the Merger Agreement and the agreements and transactions contemplated thereby;

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  the Company's capitalization;

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  the Company's public information and financial statements;

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  intellectual property;

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  taxes;

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  employee benefits;

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  the Company's and its subsidiaries' compliance with all applicable laws and governmental authorizations;

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  environmental matters;

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  legal proceedings;

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  contracts;

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  insurance;

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  labor matters;

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  related party transactions;

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  rights plan;

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  opinion of financial advisor;

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  the absence of brokers' and finders' fees; and

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  information supplied in the Offer documents.

        In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to the Company, including representations relating to: organization, existence and good standing of Parent and the Purchaser; authorization and no conflict with respect to the Merger Agreement and the transactions contemplated thereby; sufficient funds; the Guarantee; information supplied by Parent and the Purchaser; and litigation.

        The representations and warranties contained in the Merger Agreement may be subject to limitations agreed upon by Parent, the Purchaser and the Company in the Merger Agreement, may be subject to a standard of materiality provided for in the Merger Agreement, and are qualified by information in confidential disclosure schedules provided by the Company in connection with the signing of the Merger Agreement. These confidential disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, the representations and warranties in the Merger Agreement have been negotiated with the principal purpose of allocating risk among Parent, the Purchaser and the Company, and establishing the circumstances under which Parent and the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, rather than establishing matters of fact. Although the representations and warranties in the Merger Agreement may not constitute the actual state of facts about the parties to the Merger Agreement as of a specific date, any specific material facts that qualify the representations and warranties in the Merger Agreement have been disclosed in this Offer to Purchase or in the information incorporated by reference therein, as applicable.

        Operating Covenants.    The Merger Agreement provides that, from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time, except as expressly contemplated by the Merger Agreement or with the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed (with a period of 3 business days or less not being considered an unreasonable delay), the Company shall, and shall cause each of its subsidiaries to, (i) conduct its business in the ordinary course of business consistent with past practices and (ii) use reasonable best efforts to (A) preserve substantially intact its business organization, and (B) keep available the services of its current officers and employees and preserve its business relationships with customers, suppliers, distributors, licensors, licensees and others having business relationships with it.

        Between the date of the Merger Agreement and the Effective Time the Company is subject to customary operating covenants and restrictions, subject to certain exceptions, pursuant to which neither the Company nor its subsidiaries may take any of the following actions without the consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed:

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  amend or propose to amend its certificate of incorporation or by-laws (or other comparable organizational documents);

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  (i) split, subdivide, combine or reclassify any securities of the Company or any subsidiary, (ii) repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any securities of the Company or any subsidiary, (iii) declare, set aside or pay any dividend or distribution (whether in cash, stock, property or otherwise) in respect of, or enter into any contract with respect to the voting or registration of, any shares of its capital stock (other than dividends from its direct or indirect wholly-owned subsidiary);

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  issue, deliver, grant, sell, pledge, transfer, dispose of or encumber any securities of the Company or any subsidiary, other than (i) the issuance of shares of Shares upon the exercise of any Company Stock Options outstanding as of the date of the Merger Agreement in accordance with its terms, (ii) the issuance of Shares in respect of other equity compensation awards outstanding under Company Stock Plans as of the date of the Merger Agreement in accordance with their terms, or (iii) the issuance of Company Stock Options or Company Stock Awards and the issuance of Shares upon the exercise of such Company Stock Options or Company Stock Awards (other than directors or executive officers of the Company) in accordance with their terms in the ordinary course of business consistent with past practice;

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  except as required by applicable law, as required by the terms of any Company benefit plan or any other written agreement of the Company or any of its subsidiaries in effect as of the date of the Merger Agreement, or as set forth in Company's disclosure schedules to the Merger Agreement, (i) materially increase the compensation payable or to become payable by the Company or any of its subsidiaries to directors, officers or employees, other than increases in compensation for employees, who are not officers, made in the ordinary course of business consistent with past practice, (ii) pay or agree to pay any pension, retirement allowance or other material employee benefit, (iii) enter into any new, or amend in any material respect any existing, employment, severance, retention or change in control agreement with any of its past or present Company employees, or (iv) establish, adopt, enter into, materially amend, terminate, or take any action to accelerate material benefits under any Company benefit plan or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company benefit plan if it were in existence as of the date of the Merger Agreement (in the case of each of the preceding clauses (i) through (iv), other than any (A) employee offer letters or similar agreements that do not by their terms provide for any benefits other than pursuant to a broad-based Company benefit plan that is generally applicable to similarly situated employees or (B) standard at-will employment agreement, which does not provide for individualized severance and is substantially in a form previously made available to Parent);

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  acquire, by merger, consolidation, acquisition of stock or assets, or otherwise, any business or person or division thereof or make any loans, advances or capital contributions to or investments in any person (other than loans to franchisees of the Company up to $250,000 in the aggregate);

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  (i) transfer, license, sell, lease or otherwise dispose of any material assets (whether by way of merger, consolidation, sale of stock or assets, or otherwise), including the capital stock or other equity interests in any subsidiary of the Company, except for transferring, licensing, selling, leasing or disposing of assets in the ordinary course of business consistent with past practice, or (ii) adopt or effect a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization (other than the Merger);

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  (i) incur, create, assume or otherwise acquire, or modify the terms of, any indebtedness for borrowed money, (ii) assume, guarantee or endorse any indebtedness of another person (other than a subsidiary of the Company) for borrowed money, (iii) guarantee any debt securities of another person or enter into any "keep well" or other contract to maintain any financial statement condition of any other person (other than any subsidiary of the Company), or (iv) enter into any arrangement having the economic effect of any of the foregoing, in each case other than borrowings pursuant to the Company's Amended and Restated Loan and Security Agreement dated as of July 16, 2009, as amended, and in connection with the financing of ordinary course trade payables consistent with past practice;

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  except as set forth in the Company's disclosure schedules to the Merger Agreement (i) enter into or amend or modify in any material respect, or consent to the termination of (other than at its stated expiry date), any Company material contract or any lease with respect to material real estate or any other contract or lease that, if in effect as of the date of the Merger Agreement would constitute a Company material contract or lease with respect to material real estate under the Merger Agreement, or (ii) waive any material default under, or release, settle or compromise any material claim against the Company or any of its subsidiaries or liability or obligation owing to the Company under any Company material contract;

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  institute, settle or compromise any legal actions pending or threatened before any arbitrator, court or other governmental entity involving the payment of monetary damages by the Company or any of its subsidiaries of any amount exceeding $500,000 in the aggregate, other than (i) any legal action brought against Parent or the Purchaser arising out of a breach or alleged breach of the Merger Agreement by Parent or the Purchaser, and (ii) the settlement of claims, liabilities or obligations reserved against on the most recent balance sheet of the Company included in the Company's documents filed with the SEC prior to the date of the Merger Agreement; provided that neither the Company nor any of its subsidiaries shall settle or agree to settle any legal action which settlement involves a conduct remedy or injunctive or similar relief or has a restrictive impact on the Company's business;

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  make any material change in any method of financial accounting principles or practices, in each case except for any such change required by a change in GAAP or applicable law;

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  (i) settle or compromise any material tax claim, audit or assessment, (ii) make or change any material tax election, change any annual tax accounting period, adopt or change any method of tax accounting, (iii) amend any material tax returns or file claims for material tax refunds, or (iv) enter into any material closing agreement, surrender in writing any right to claim a material tax refund, offset or other reduction in tax liability or consent to any extension or waiver of the limitation period applicable to any material tax claim or assessment relating to the Company or its subsidiaries;

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  grant any lien on any of its assets, other than permitted liens;

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  except as set forth in the Company's disclosure schedules to the Merger Agreement, authorize, or make any commitment with respect to capital expenditures for the Company and each of its subsidiaries in excess of $500,000 per month (pro-rated with respect to any partial month), excluding expenditures for internally-developed software that are capitalized consistent with past practice;

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  enter into any new line of business outside of its existing business segments;

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  make any loan for borrowed money, or forgive any loan for borrowed money, to any person, including loans to employees, officers or directors or any of their respective affiliates or associates (other than any such loans made (i) pursuant to the terms of any Company benefit plan intended to be qualified within the meaning of Section 401(a) of the Internal Revenue Code or (ii) to franchisees of the Company up to $250,000 in the aggregate);

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  enter into, amend or extend any collective bargaining or other labor agreement;

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  renew or enter into any non-compete, exclusivity, non-solicitation or similar agreement that would restrict or limit the operations of the Company or any of its subsidiaries (or Parent or any of its affiliates after the consummation of the merger);

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  except to the extent replaced with policies of comparable or greater coverage with reputable and financially sound insurers, fail to keep in force insurance policies or replacement or revised provisions providing insurance coverage with respect to the assets, operations and activities of the Company and its subsidiaries as are currently in effect;

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  abandon, encumber, convey title (in whole or in part), exclusively license or grant any right or other licenses to Company intellectual property, other than in the ordinary course of business consistent with past practice; or

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  authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        No Solicitation Provisions.    The Merger Agreement provides that the Company shall, and shall cause its subsidiaries to, cease immediately and cause to be terminated, and shall not authorize or knowingly permit any of its or their directors, officers, employees, advisors and investment bankers (the "Representatives") to continue, any and all existing activities, discussions or negotiations, if any, with any third party conducted prior to the date of the Merger Agreement with respect to any Takeover Proposal until such time, if any, as the Merger Agreement is terminated in accordance with its terms.

        The Merger Agreement further provides that the Company shall not, and shall cause its subsidiaries not to, and shall not authorize or permit its and its subsidiaries' Representatives to, directly or indirectly, solicit, initiate, or knowingly encourage the submission of any inquiries, or the making of any proposal or offer, that constitutes a Takeover Proposal or that could reasonably be expected to lead to any Takeover Proposal or (i) conduct, engage in, or otherwise participate in any discussions or negotiations regarding a Takeover Proposal or otherwise cooperate with or knowingly assist, facilitate or encourage any such discussions or negotiations, or provide any non-public information or data to any person relating to the Company or any of its subsidiaries, or afford to any person access to the business, properties, assets, books or records or personnel of the Company or any of its subsidiaries, (ii) approve or recommend, or publicly propose to approve or recommend, any Takeover Proposal, (iii) grant any waiver, amendment or release under any standstill or confidentiality agreement, or (iv) enter into any agreement in principle, letter of intent, term sheet, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or similar definitive agreement relating to any Takeover Proposal (each, a "Company Acquisition Agreement").

        The Company shall notify Parent promptly (but in no event later than 48 hours) after it obtains knowledge of the receipt by the Company (or any of its Representatives) of any Takeover Proposal any inquiry that would reasonably be expected to lead to a Takeover Proposal, any request for non-public information relating to the Company or any of its subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its subsidiaries by any third party. In such notice, the Company shall identify the third party making, and details of the material terms and conditions of, any such Takeover Proposal, indication or request. The Company shall keep Parent reasonably apprised of any material developments, discussions and negotiations with respect to any such Takeover Proposal, indication or request, including any material amendments or proposed amendments as to price and other material terms thereof. The Company shall promptly provide Parent with copies of any non-public information concerning the Company's business, present or future performance, financial condition or results of operations, provided to any third party to the extent such information has not been previously provided to Parent.

        As used in the Merger Agreement, a "Takeover Proposal" means any written proposal or offer from any person (other than Parent and its subsidiaries, including Purchaser) relating to any (a) direct or indirect acquisition of assets of the Company or its subsidiaries (including any voting equity interests of subsidiaries, but excluding sales of assets in the ordinary course of business) equal to twenty percent (20%) or more of the Company's consolidated assets or to which twenty percent (20%) or more of the Company's net revenues or net income on a consolidated basis are attributable, (b) direct or indirect acquisition of twenty percent (20%) or more of the equity interests of the Company (by vote or value), (c) tender offer or exchange offer that if consummated would result in any person beneficially owning (within the meaning of Section 13(d) of the Exchange Act) twenty percent (20%) or more of the equity interests of the Company (by vote or value), (d) merger, consolidation, other business combination or similar transaction involving the Company or any of its subsidiaries, pursuant to which such person would own twenty percent (20%) or more of the equity interests (by vote or value), consolidated assets, net revenues or net income of the Company, taken as a whole, (e) liquidation or dissolution (or the adoption of a plan of liquidation or dissolution) of the Company, or (f) any combination of the foregoing.

        As used in the Merger Agreement, a "Superior Proposal" means a bona fide written Takeover Proposal not resulting from any violation or breach of the Merger Agreement (with all references to "20%" in the definition of Takeover Proposal deemed to be "a majority" for purposes of the definition of Superior Proposal) made by any person that the Company's board of directors determines in good faith (after consultation with outside legal counsel and the Company's financial advisor) is more favorable from a financial point of view to the holders of Company's stockholders than the transactions contemplated by the Merger Agreement, taking into account (a) all financial considerations, (b) the identity of the third party making such Takeover Proposal, (c) the anticipated timing, conditions (including any financing condition or the reliability of any debt or equity funding commitments) and prospects for completion of such Takeover Proposal, (d) the other terms and conditions of such Takeover Proposal and the implications thereof on the Company, including relevant legal, regulatory approvals, equityholder litigation, termination fee and expense reimbursement provisions and other aspects of such Takeover Proposal deemed relevant by the Company's board of directors and (e) any revisions to the terms of the Merger Agreement and the Merger proposed by Parent during the Notice Period (as defined below).

        The Company's Recommendation.    The Company's Board of Directors, among other things, has unanimously (i) determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to and in the best interests of the Company and its stockholders and declared the Merger Agreement advisable, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of the

Company accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement and the Merger (the "Company Board Recommendation"). Pursuant to the Merger Agreement, neither the Company's board of directors nor any committee thereof shall fail to recommend that the stockholders of the Company accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, if applicable, adopt the Merger Agreement or withdraw, amend, modify or materially qualify the Company Board Recommendation in a manner adverse to Parent or Purchaser, or recommend a Takeover Proposal, or make any public statement inconsistent with the Company Board Recommendation, or resolve or agree to take any of the foregoing actions (any of the foregoing, a "Company Adverse Recommendation Change").

        However, at any time prior to the closing of the Offer (but in no event after such time):

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  Subject to compliance with Section 6.04 of the Merger Agreement, prior to the closing of the Offer the Company's board of directors may, directly or indirectly through their Representatives, (i) participate in negotiations or discussions with any third party that has made (and not withdrawn) an unsolicited Takeover Proposal that the Company's board of directors believes in good faith, after consultation with outside legal counsel and the Company financial advisor, constitutes or is reasonably expected to result in a Superior Proposal, (ii) thereafter furnish to such third party non-public information relating to the Company or any of its subsidiaries pursuant to an executed confidentiality agreement that constitutes an Acceptable Confidentiality Agreement (as defined in the Merger Agreement), (iii) following receipt of and on account of a Superior Proposal, make a Company Adverse Recommendation Change, (iv) terminate the Merger Agreement in accordance with the terms of Section 8.04(a) thereof, and/or (v) take any action that any court of competent jurisdiction orders the Company to take (which order remains unstayed), but in each case referred to in the foregoing clauses (i) through (v), only if the Company's board of directors determines in good faith, after consultation with outside legal counsel, that the failure to take such action would reasonably be expected to cause the Company's board of directors to be in breach of its fiduciary duties under applicable law. In addition, the Company's board of directors may, at any time, so long as it is not in breach of Section 6.04 of the Merger Agreement, withdraw, modify or amend the Company Board Recommendation and terminate the Merger Agreement if the Company's board of directors determines, after consultation with outside legal counsel, that the failure to effect any such withdrawal, modification or amendment would reasonably be expected to cause the Company's board of directors to be in breach of its fiduciary duties under applicable law. Nothing contained in the Merger Agreement shall prevent the Company's board of directors from disclosing to the Company's stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the Exchange Act with regard to a Takeover Proposal, if the Company determines, after consultation with outside legal counsel, that failure to disclose such position would constitute a violation of applicable law.

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  The Company's board of directors may make a Company Adverse Recommendation Change or enter into (or permit any subsidiary to enter into) an agreement with respect to a Takeover Proposal only if: (i) the Company promptly notifies Parent, in writing, at least 4 business days (the "Notice Period") before making a Company Adverse Recommendation Change or entering into (or causing a subsidiary to enter into) an agreement with respect to an agreement with respect to a Takeover Proposal, of its intention to take such action with respect to a Superior Proposal, which notice shall state that the Company has received a Takeover Proposal that the Company's board of directors intends to declare a Superior Proposal and that the Company's board of directors intends to make a Company Adverse Recommendation Change and/or the Company intends to enter into an agreement with respect to a Takeover Proposal; (ii) the Company attaches to such notice the material terms and conditions of such Superior Proposal and the identity of the third party making such Superior Proposal; (iii) the Company shall, during the Notice Period, negotiate with Parent in good faith to make such adjustments in the terms and conditions of the Merger Agreement so that such Takeover Proposal ceases to constitute a Superior Proposal (it being agreed that in the event that, after commencement of the Notice Period, there is any material revision to the terms of a Superior Proposal, including, any revision in price, the Notice Period shall be extended, if applicable, to ensure that at least 3 business days remains in the Notice Period subsequent to the time the Company notifies Parent of any such material revision); and (iv) the Company's board of directors determines in good faith, after consulting with outside legal counsel and the Company's financial advisor, that such Takeover Proposal continues to constitute a Superior Proposal after taking into account any adjustments made to the Merger Agreement by Parent during the Notice Period.

        Indemnification and Insurance.    The Merger Agreement provides that:

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  all rights to indemnification, advancement of expenses and exculpation by the Company existing at the date of the Merger Agreement in favor of each Person who at or prior to the date of the Merger Agreement was, or prior to the Effective Time becomes, an officer or director of the Company and its subsidiaries (each an "Indemnified Party") as provided in the Company's governing documents, in each case as in effect on the date of the Merger Agreement, or pursuant to any other contracts in effect on the date of the Merger Agreement and disclosed on the Company's disclosure schedules to the Merger Agreement, shall be assumed by the Surviving Corporation, without further action, at the Effective Time and shall survive the merger and shall remain in full force and effect in accordance with their terms and will not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time, and, in the event that any proceeding is pending or asserted or any claim made during such period, until the final disposition of such proceeding or claim;

  •
  for 6 years after the Effective Time, to the fullest extent permitted under applicable law, Parent and the Surviving Corporation (the "Indemnifying Parties") shall indemnify, defend and hold harmless each Indemnified Party against any and all losses, claims, damages, liabilities, fees, costs or expenses (including reasonable attorney's fees and costs of investigation), judgments and fines arising in whole or in part out of actions or omissions in their capacity as such occurring at or prior to the Effective Time (including in connection with the transactions contemplated by the Merger Agreement) to the fullest extent permitted by applicable law, and Parent or the Surviving Corporation shall pay all costs and expenses set forth above promptly as statements therefor are received; and

  •
  the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, (i) maintain in effect for a period of six (6) years after the Effective Time, if available, the current policies of directors' and officers' liability insurance maintained by the Company immediately prior to the Effective Time (provided that the Surviving Corporation may substitute therefor policies, of at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Surviving Corporation and its subsidiaries when compared to the insurance maintained by the Company as of the date of the Merger Agreement), or (ii) obtain as of the Effective Time "tail" insurance policies with a claims period of 6 years from the Effective Time with at least the same coverage and amounts and containing terms and conditions that are not less advantageous to the directors and officers of the Company and its subsidiaries, in each case with respect to claims arising out of or relating to events which occurred before or at the Effective Time (including in connection with the transactions contemplated by the Merger Agreement); provided, however, that in no event will the Surviving Corporation be required to expend an annual premium for such coverage in excess of two hundred fifty percent (250%) of the last annual premium paid by the Company for such insurance prior to the date of the Merger Agreement (the "Maximum Premium"); provided, further, that if such insurance coverage cannot be obtained at an annual premium equal to or less than the Maximum Premium, the Surviving Corporation will obtain, and Parent will cause the Surviving Corporation to obtain, that amount of directors' and officers' insurance (or "tail" coverage) obtainable for an annual premium equal to the Maximum Premium.

The provisions of the Merger Agreement setting forth the obligations of Parent and the Surviving Corporation set forth above shall survive the consummation of the Merger and shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party to whom such provisions apply without the consent of such affected Indemnified Party, and such Indemnified Parties shall be third party beneficiaries of such provisions. If Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume all of the obligations of Parent and the Surviving Corporation set forth above. The agreements and covenants contained herein shall not be deemed to be exclusive of any other rights to which any Indemnified Party is entitled, whether pursuant to law, contract or otherwise. The provisions set forth above will survive the Effective Time and are intended to be for the benefit of, and will be enforceable by, each Indemnified Party and his or her heirs and legal representatives. Parent shall pay all reasonable expenses, including reasonable attorney's fees and costs of investigation, that may be incurred by any Indemnified Party in enforcing Parent's obligations set forth above.

        Reasonable Best Efforts.    The Merger Agreement requires that each of Parent, the Purchaser and the Company shall, and shall cause its subsidiaries to, use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, and to satisfy all conditions to, in the most expeditious manner practicable, the Offer, the Merger and the transactions contemplated by the Merger Agreement, including (i) the taking of all acts necessary to cause the conditions to the Offer and the conditions to the Merger to each be satisfied as promptly as practicable; (ii) the obtaining of all necessary permits, waivers, consents, approvals and actions or nonactions from governmental entities and the making of all necessary registrations and filings (including filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, (iii) the obtaining of all necessary consents or waivers from third parties; (iv) the defending of any lawsuits by a governmental entity seeking either a temporary restraining order or a preliminary injunction challenging the Merger Agreement or delaying, preventing or restraining the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court vacated, overturned or reversed; and (v) the execution and delivery of any additional instruments necessary to consummate the Offer, the Merger and to fully carry out the purposes of the Merger Agreement. The Company and Parent shall, subject to applicable law, promptly (x) cooperate and coordinate with the other in the taking of the actions contemplated by clauses (i), (ii), (iii), (iv) and (v) immediately above and (y) supply the other with any information that may be reasonably required in order to effectuate the taking of such actions. Each party further agreed to promptly inform the other parties of any communication from any governmental entity regarding any of the transactions contemplated by the Merger Agreement. If the Company or Parent receives a request for additional information or documentary material from any governmental entity with respect to the transactions contemplated by the Merger Agreement, then it agreed to use reasonable best efforts to make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, an appropriate response in compliance with such request, and, if permitted by applicable law and by any applicable governmental entity, provide the other party's counsel with advance notice and the opportunity to attend and participate in any meeting with any governmental entity in respect of any filing made thereto in connection with the transactions contemplated by the Merger Agreement. Parent and the Company shall have the right to review and consult with each other all of the information relating to Parent or the Company, as the case may be, that appears in any filing made with, or written materials submitted to, any third party or governmental entity in connection with the Offer, the Merger and the other transactions contemplated by the Merger Agreement. Neither Parent nor the Company shall commit to or agree (or permit their respective subsidiaries to commit to or agree) with any governmental entity to stay, toll or extend any applicable waiting period under the HSR Act, the Competition Act (Canada), or other applicable antitrust laws, without the prior written consent of the other (such consent not to be unreasonably withheld or delayed). Without limiting the foregoing, the parties shall request and shall use reasonable commercial efforts to obtain early termination of the waiting periods under the HSR Act.

        In the Merger Agreement, each of Parent, the Purchaser and the Company agreed to (i) provide or cause to be provided as promptly as reasonably practicable to governmental entities with jurisdiction over the antitrust laws information and documents requested by any such governmental entities as necessary, proper or advisable to permit consummation of the transactions contemplated by the Merger Agreement, including preparing and filing any notification and report form and related material required under the HSR Act, the Competition Act (Canada) and any additional consents and filings under any other antitrust laws as promptly as practicable following the date of the Merger Agreement and thereafter to respond as promptly as practicable to any request for additional information or documentary material that may be made under the HSR Act, the Competition Act (Canada) or any other applicable Antitrust Laws and (ii) use their reasonable best efforts to take such actions as are necessary or advisable to obtain prompt approval of the consummation of the transactions contemplated by the Merger Agreement by any governmental entity or expiration of applicable waiting periods.

        In the Merger Agreement, each of Parent and the Company agreed to use reasonable commercial efforts to cooperate with each other in (i) determining whether any filings are required to be made with, or consents, permits, authorizations, advance ruling certificates, no-action letters, waivers or approvals are required or advisable to be obtained from, any third parties or governmental entities under any other applicable laws in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Merger, and (ii) subject to the other provisions of the Merger Agreement, timely making all such required filings and timely seeking all such required consents, permits, authorizations, advance ruling certificates, no-action letters or approvals.

        In the event that any administrative or judicial action or proceeding is instituted (or threatened to be instituted) by a governmental entity or private party challenging the Offer, the Merger or any other transaction contemplated by the Merger Agreement, or any other agreement contemplated hereby, the Company agreed to cooperate in all respects with Parent and Purchaser and to use its reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated by the Merger Agreement; provided, that the Merger Agreement does not require either Parent, Purchaser or any of their affiliates to defend, contest or resist any action or proceeding, whether judicial or administrative, or to take any action to have vacated, lifted, reversed or overturned any order, in connection with the transactions contemplated by the Merger Agreement and; provided, further, that the Merger Agreement does not require the Company, Parent, Purchaser or any of their respective subsidiaries to (and the Company may not, without the prior written consent of Parent) become subject to, consent to, or offer or agree to, or otherwise take any action with respect to, any requirement, condition, limitation, understanding, agreement or order to (i) sell, license, assign, transfer, divest, hold separate or otherwise dispose of any assets, business or portion of business of the Company, Parent, Purchaser or any of their respective subsidiaries, (ii) conduct, restrict, operate, invest or otherwise change the assets, business or portion of business of the Company, Parent, Purchaser or any of their respective subsidiaries in any manner, or (iii) impose any restriction, requirement or limitation on the operation of the business or portion of the business of the Company, Parent, Purchaser or any of their respective subsidiaries.

        Conditions to the Merger.    The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction on or prior to the Effective Time of the following conditions:

  •
  to the extent required by applicable law, the Merger Agreement shall have been adopted by the affirmative vote of the stockholders of the Company owning not less than a majority of the issued and outstanding Shares;

  •
  no governmental entity having jurisdiction over any party to the Merger Agreement shall have enacted, issued, promulgated, enforced or entered any laws or orders, whether temporary, preliminary or permanent, that make illegal, enjoin or otherwise prohibit consummation of the Merger or the other transactions contemplated by the Merger Agreement; and

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  Purchaser shall have accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (including pursuant to any "subsequent offering period" provided by Purchaser pursuant to the Merger Agreement).

        Employee Matters.    Under the Merger Agreement, Parent agreed to provide, and to cause the Company to provide, during the period commencing at the Effective Time and ending on the date which is 12 months from the Effective Time (or if earlier, the date of the employee's termination of employment with Parent and its subsidiaries, including the Company), each employee of the Company and its subsidiaries who remains employed immediately after the Effective Time (collectively, the "Company Continuing Employees") with (i) a base salary and target bonus opportunity at least equal to that provided by the Company and its subsidiaries immediately prior to the date of the closing of the Offer, and (ii) all other compensation and benefits, that are, in the aggregate, no less favorable than those provided by the Company and its subsidiaries immediately prior to the date of the closing of the Offer (excluding equity-based compensation and retiree medical benefits). In addition, Parent agreed to provide credit for each Company Continuing Employee's length of service with the Company and its affiliates (as well as service with any predecessor employer of the Company or any of its affiliates, to the extent that service with the predecessor employer is recognized by the Company or such affiliate under a corresponding Company benefit plan) for all purposes under each plan, program, policy or arrangement of Parent and its affiliates to the same extent that such service was recognized under a similar plan, program, policy or arrangement of the Company or any of its affiliates, except that no such prior service credit will be required or provided to the extent that (A) it results in a duplication of benefits; or (B) such service was not recognized under the corresponding Company benefit plan. Further, to the extent permitted by applicable law, Parent agreed to use its commercially reasonable efforts to cause each benefit plan of Parent and its affiliates in which any Company Continuing Employee participates that is a health or welfare benefit plan to (1) waive all limitations as to preexisting conditions, exclusions and service conditions (other than any retiree medical plans) with respect to participation and coverage requirements applicable to Company Continuing Employees, other than limitations applicable under the corresponding Company benefit plan or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company benefit plan, (2) honor any payments, charges and expenses of such Company Continuing Employees (and their eligible dependents) that were applied toward the deductible and out-of-pocket maximums under the corresponding Company benefit plan in satisfying any applicable deductibles, out-of-pocket maximums or co-payments under a corresponding Parent benefit plan during the calendar year in which the Effective Time occurs, and (3) with respect to any medical plan (other than any retiree medical plan), waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Company Continuing Employee following the Effective Time to the extent such employee had satisfied any similar limitation under the corresponding Company benefit plan or to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company benefit plan immediately prior to the Effective Time. These provisions of the Merger Agreement are binding upon and inure solely to the benefit of each of the parties to the Merger Agreement, and shall not confer upon any other person any rights or remedies of any nature whatsoever. In addition, these provisions neither establish, amend or modify any benefit plan, program, agreement or arrangement, nor alter or limit the ability of the Company, Parent or any of their respective affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them.

        Prior to the date of the Merger Agreement, the Company has entered into change in control agreements with each of Roy Krause, the Company's Chief Executive Officer and President, Mark Smith, the Company's Executive Vice President and Chief Financial Officer, William J. Grubbs, the Company' Executive Vice President and Chief Operating Officer, and John Heins, the Company's Senior Vice President and Chief Human Resources Officer. Each such change in control agreement will remain in place after the Merger.

        The change in control agreement with Roy Krause was amended in connection with the Merger Agreement. Pursuant to the amendment, which will become effective upon the closing of the Offer, Mr. Krause agreed to provide certain transition services as requested by the Company and agreed to forego his change in control severance eligibility in exchange for a lump sum cash severance payment equal to $3.5 million upon his termination of employment, provided that Mr. Krause does not voluntarily terminate his employment prior to January 1, 2012, except under certain limited circumstances. Pursuant to the amendment, Mr. Krause relinquished his right to 36 months of continued medical, dental, vision, life insurance and other health and welfare benefits following his change in control severance in exchange for the Company's agreement to reimburse Mr. Krause for the employer portion of the cost of maintaining COBRA continuation coverage for a period of 18 months following his termination of employment. The amendment also provides that Mr. Krause will be entitled to receive a pro rata portion of his 2011 annual bonus, based upon actual performance through the Effective Time.

        Each other named executive officer's change in control agreement with the named executive officer is entitled to receive an amount equal to two times the sum of such named executive officer's annual base salary plus their annual incentive award target, as well as outplacement services and a 24 month continuation of health and welfare benefits if such named executive officer is either terminated by the Company without "Cause" or terminates employment for "Good Reason", in each case within two years following a change in control. Each such change in control agreement will remain in place after the Merger.

        The Company maintains a non-qualified deferred compensation plan, the Spherion Corporation Deferred Compensation Plan (the "DCP"), for highly compensated employees who are not eligible to participate in the Company's 401(k) plan. Each of the Company's named executive officers other than John Heins participates in the DCP. The DCP permits the Company to terminate the DCP and to distribute participant account balances in connection with a change in control.

        Termination.    The Merger Agreement may be terminated and the transactions contemplated thereby may be abandoned, notwithstanding any requisite adoption of the Merger Agreement by the stockholders of the Company:

  (a)
  by mutual written consent of each of Parent, Purchaser and the Company;

  (b)
  by either Parent or the Company:

  (i)
  if the closing of the Offer shall not have occurred on or before January 31, 2012 (the "Outside Date"); provided, however, that the right to terminate the Merger Agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the failure of the closing of the Offer to have occurred on or before the Outside Date; or

    (ii)
    if any governmental entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any law or order making illegal, permanently enjoining or otherwise permanently prohibiting the consummation of the Offer or the Merger or the other transactions contemplated hereby, and such law or order shall have become final and nonappealable; provided, however, that the right to terminate the Merger Agreement pursuant to this subsection shall not be available to any party whose breach of any representation, warranty, covenant or agreement set forth in the Merger Agreement has been the cause of, or resulted in, the issuance, promulgation, enforcement or entry of any such law or order.

  (c)
  by Parent, prior to the Effective Time:

  (i)
  if, prior to the closing of the Offer (i) a Company Adverse Recommendation Change shall have occurred, (ii) the Company or the Company's board of directors (or any committee thereof) shall have approved, adopted, recommended, entered into, or publicly announced its intention to enter into, a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement), (iii) the Company shall have breached or failed to perform in any material respect any of the covenants and agreements set forth in Section 6.04 of the Merger Agreement, (iv) any Takeover Proposal (or material modification thereto) is first publicly disclosed by the Company and the Company's board of directors fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within the earlier of (x) if the Company has not delivered a notice to Parent with respect to such Takeover Proposal pursuant to the Merger Agreement, 5 business days after the date such Takeover Proposal is publicly disclosed by the Company, or (y) if the Company has delivered a notice to Parent with respect to such Takeover Proposal pursuant to the Merger Agreement, the expiration of the Notice Period, (v) any Takeover Proposal (or material modification thereto) is first publicly disclosed by the person making such Takeover Proposal (other than a Takeover Proposal described in clause (vi) below) and the Company's board of directors fails to reaffirm (publicly, if so requested by Parent) the Company Board Recommendation within the earlier of (x) if the Company has not delivered a notice to Parent with respect to such Takeover Proposal pursuant to the Merger Agreement, 10 business days after the date such Takeover Proposal is publicly disclosed by the Person making such Takeover Proposal, or (y) if the Company has delivered a notice to Parent with respect to such Takeover Proposal pursuant to the Merger Agreement, the expiration of the Notice Period, (vi) a tender offer or exchange offer relating to Shares shall have been commenced by a person unaffiliated with Parent and the Company shall not have sent to its stockholders pursuant to Rule 14e-2 under the Securities Act, within 10 business days after such tender offer or exchange offer is first published, sent or given, a statement reaffirming the Company Board Recommendation and recommending that stockholders reject such tender or exchange offer, or (vii) the Company or the Company's board of directors (or any committee thereof) shall publicly announce its intentions to do any of actions specified above; or

  (ii)
  if, prior to the closing of the Offer, the Company shall have breached or failed to perform any of its representations and warranties or covenants or other agreements set forth in the Merger Agreement and such breach or failure to perform would give rise to the failure of a condition set forth in subsection (c)(iii) of Exhibit A of the Merger Agreement to occur (relating to a failure to perform or comply in any material respect with any covenants required by the Merger Agreement or the failure of representations and warranties to be true) or otherwise prevent the Company from delivering the certificate contemplated by subsection (c)(vii) of Exhibit A of the Merger Agreement (certifying that the conditions in subsection (c)(iii) of Exhibit A of the Merger Agreement referred to above have not occurred and continue to exist) and in each case such breach or failure to perform is incapable of being cured by the Outside Date, or if curable, has not been cured within the earlier of the Outside Date or 20 days after its receipt of written notice thereof from Parent.

  (d)
  by the Company, prior to the Effective Time:

  (i)
  if, prior to the closing of the Offer, the Company's board of directors authorizes the Company to enter into a Company Acquisition Agreement (other than an Acceptable Confidentiality Agreement) in respect of a Superior Proposal; provided that the Company shall have paid any amounts due pursuant to Section 8.06(b) of the Merger Agreement in accordance with the terms, and at the times, specified therein and, if such amounts are not paid, any such purported termination shall be void and of no force and effect; and provided further that in the event of such termination, the Company substantially concurrently enters into such Company Acquisition Agreement; or

  (ii)
  if, prior to the closing of the Offer, Parent or Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in the Merger Agreement and in each case such breach or failure to perform (i) is incapable of being cured by the Outside Date, or if curable, has not been cured within the earlier of the Outside Date or 20 days after its receipt of written notice thereof from the Company and (ii) in any way would reasonably be expected to prevent, materially impede or materially delay the consummation by Parent or Purchaser of the Offer, the Merger or the other transactions contemplated by the Merger Agreement); or

  (iii)
  pursuant to and in accordance with the second sentence of Section 6.04(b) of the Merger Agreement; provided that the Company shall have paid any amounts due pursuant to Section 8.06(b) of the Merger Agreement in accordance with the terms, and at the times, specified therein and, if such amounts are not paid, any such purported termination shall be void and of no force and effect.

        Termination Fee; Expenses.    The Merger Agreement provides that the Company will pay to Parent a termination fee equal to $27,000,000 under any of the following circumstances in accordance with the terms set forth therein:

  •
  if the Merger Agreement is terminated by Parent pursuant to a cause of termination set forth above under "Termination" in paragraph (c)(i);

  •
  if the Merger Agreement is terminated by the Company pursuant to a cause of termination set forth above under "Termination" in either paragraph (d)(i) or (d)(iii); or

  •
  if the Merger Agreement is terminated either (i) prior to the closing of the Offer, by Parent pursuant to a cause of termination set forth above under "Termination" in paragraph (c)(ii), or (ii) by the Company or Parent pursuant to a cause of termination set forth above under "Termination" in paragraph (b)(i) and, in the case of clauses (i) and (ii) immediately above, (A) prior to such termination, a Takeover Proposal shall (1) in the case of a termination pursuant to a cause of termination set forth above under "Termination" in paragraph (b)(i), have been publicly disclosed and not withdrawn or (2) in the case of a termination pursuant to pursuant to a cause of termination set forth above under "Termination" in paragraph (c)(ii), have been publicly disclosed or otherwise made or communicated to the Company or the Company's board of directors, and not withdrawn, and (B) within 12 months following the date of such termination of the Merger Agreement the Company shall have entered into a definitive agreement with respect to any Takeover Proposal, or any Takeover Proposal shall have been consummated (in each case whether or not such Takeover Proposal is the same as the original Takeover Proposal made, communicated or publicly disclosed), plus, in addition to the Termination Fee, any expenses actually incurred by Parent on or prior to the termination of the Merger Agreement (less the amount of any such expenses previously paid to Parent).

  •
  In the event the Merger Agreement is terminated (i) by Parent pursuant to a cause of termination set forth above under "Termination" in paragraph (c)(ii), then the Company shall, following receipt of an invoice therefor, promptly (in any event within 2 business days) pay all expenses actually incurred by Parent on or prior to the termination of the Merger Agreement, or (ii) by the Company pursuant to a cause of termination set forth above under "Termination" in paragraph (d)(ii), then Parent shall, following receipt of an invoice therefor, promptly (in any event within 2 business days) pay all expenses actually incurred by the Company on or prior to the termination of the Merger Agreement.

        Effect of Termination.    If the Merger Agreement is terminated, only Section 6.03(b) (relating to confidentiality), Section 8.05 (relating to effect of termination), Section 8.06 (relating to fees and expenses) and Article IX (relating to miscellaneous provisions) thereof will survive after termination. However, the termination of the Merger Agreement will not relieve any party from liability or damages for any liability for any fraud or willful misconduct.

        Amendment.    The Merger Agreement may be amended by the parties thereto; provided, however, after any approval of the Merger Agreement by the stockholders of the Company, no amendment may be made without further stockholder approval which, by applicable law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on by or on behalf of each of the parties.

  Guarantee.

        Concurrent with the execution of the Merger Agreement, Randstad delivered a guarantee in favor of the Company, guaranteeing the obligations of Parent and the Purchaser under the Merger Agreement (the "Guarantee").

        Under the Guarantee, the Randstad absolutely, irrevocably and unconditionally guaranteed to the Company the due and punctual observance, payment, performance and discharge of the obligations of Parent and the Purchaser pursuant to the Merger Agreement (the "Obligations"). In addition, the Randstad agreed to be bound by the terms and conditions of the Merger Agreement relating to the obtaining of all necessary permits, waivers, consents, approvals and actions or nonaction from governmental entities and the making of all necessary registration and filings with governmental entities) and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any governmental entities, in each case subject to the terms and conditions in the Merger Agreement.

        By its acceptance of the benefits of the Guarantee, the Company acknowledged and agreed that: (a) it has no right of recovery against, and no liability shall attach to, the former, current or future stockholders, directors, officers, employees, agents, affiliates, members, managers, general or limited partners or assignees of the Randstad, Parent or the Purchaser, whether by or through attempted piercing of the corporate, partnership or limited liability company veil, by or through a claim by or on behalf of Parent or Purchaser against an affiliate of Randstad, Randstad, Parent or Purchaser arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any statute, regulation or applicable law, or otherwise. The Company covenanted and agreed that it will not institute, directly or indirectly, and shall cause its respective affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby or otherwise relating thereto, against an affiliate of the Randstad or, other than its right to recover from Randstad for the Obligations, Randstad, Parent or Purchaser.

        The Guarantee shall terminate and the Randstad shall have no further obligations thereunder as of the earlier of (a) the Effective Time, and (b) the termination of the Merger Agreement in accordance with its terms, except in each case with respect to Parent's and Purchaser's obligations under the Merger Agreement that are in accordance with their respective terms to survive the Effective Time or such termination, as applicable, for which the Guarantee shall remain in full force and effect until such obligations expire pursuant to their terms in the Merger Agreement.

  Confidentiality Agreements.

        SFN Confidentiality Agreement.    Randstad and the Company entered into a confidentiality letter agreement, dated June 7, 2011 (the "SFN Confidentiality Agreement"), regarding the Company's disclosure of confidential information to Randstad in connection with Randstad's evaluation of a potential acquisition of the Company. Pursuant to the SFN Confidentiality Agreement, subject to certain customary exceptions, Randstad agreed to keep confidential all non-public information received from the Company. Randstad also agreed that the non-public information furnished pursuant to the SFN Confidentiality Agreement would be used solely for the purpose of evaluating the business and prospects of the Company in connection with the potential transaction.

        In addition, Randstad agreed that for a period of one year from the date of written notice of the termination of discussions in respect of a potential transaction, neither it nor its affiliates or representatives would propose or publicly announce or otherwise disclose an intent to propose or enter into or agree to enter into, singly or with any other person or directly or indirectly (i) any form of business combination, acquisition or other transaction relating to the Company or any of its subsidiaries, (ii) any form of restructuring, recapitalization or similar transaction with respect to the Company or any of its subsidiaries, or (iii) any demand, request or proposal to amend, waiver or terminate any provisions of this paragraph. Further, from the date of written notice of the termination of discussions in respect of a potential transaction, Randstad agreed that neither it nor any of its affiliates or representatives would (1) acquire, or offer, propose or agree to acquire, by tender offer, purchase or otherwise, securities of the Company (including derivative securities) or assets, indebtedness or businesses of the Company (2) make, or in any way participate in, any solicitation of proxies with respect to securities of the Company (including by the execution of action by written consent) (3) become a participant in any election contest with respect to the Company's board of directors, (4) seek to influence any person with respect to the voting or disposition or any securities of the Company (5) participate in or intentionally encourage the formation of any partnership, syndication or other group that owns or seeks to offer to acquire beneficial ownership of any securities of the Company or assets, indebtedness or businesses of the Company or that seeks to affect control of the Company for the purposes of circumventing this paragraph, (6) take any action that is intended or reasonably likely to require the Company to make a public announcement regarding the possibility of a transaction with Randstad, or (7) otherwise act, alone or in concert with others (including by providing financing for another person), to seek or to offer to control or influence, in any manner, the management, board or directors or policies of the Company.

        Randstad also agreed that for a period of one year from the date of the SFN Confidentiality Agreement, it would not directly or indirectly solicit for employment any of the current directors, officers or senior employees of the Company with whom it has had contact or who became known to it in connection with the evaluation of a possible transaction involving the Company. However, the foregoing will not preclude it from (i) directly or indirectly soliciting for employment any such director, officer or senior employee who has had his or employment (or, in the case of a director, his or her service relationship) with the Company terminated by the Company, in each case prior to any direct or indirect solicitation by Randstad, or (ii) making any general solicitations for employment not directed specifically at any such director, officer or senior employee.

        Randstad Confidentiality Agreement.    Randstad and the Company entered into a confidentiality letter agreement, dated June 9, 2011 (the "Randstad Confidentiality Agreement"), regarding Randstad's disclosure of confidential information to the Company in connection with its evaluation of a potential acquisition of the Company. The Randstad Confidentiality Agreement contains substantially all of the same terms and conditions as the SFN Confidentiality Agreement; provided, that the Randstad Confidentiality Agreement does not contain the restrictions in the SFN Confidentiality Agreement described in paragraphs 2 and 3 of "SFN Confidentiality Agreement" above.

  Amendment to Rights Agreement.

        On July 20, 2011, the Company entered into an Amendment to Rights Agreement (the "Rights Agreement Amendment"), to amend that certain Rights Agreement dated as of March 17, 1994, with Bank of New York Mellon, as "Rights Agent" (the "Rights Agreement"), with the purpose and intent of exempting from the Rights Agreement the Merger Agreement. Pursuant to the Rights Agreement Amendment, (i) none of Parent or Purchaser or any of their respective affiliates or associates is deemed to be an "Acquiring Person" for purposes of the Rights Agreement by virtue of the Merger Agreement or the transactions contemplated thereby, (ii) no "Distribution Date" shall be deemed to have occurred for purposes of the Rights Agreement by virtue of or as a result of the Merger Agreement or the transactions contemplated thereby, and (iii) none of the rights in and under the Rights Agreement will become exercisable as a result of the Merger Agreement or the transactions contemplated thereby.

12.   Purpose of the Offer; Plans for the Company.

        Purpose of the Offer.    The purpose of the Offer is for Parent, through the Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is successful, the Purchaser intends to consummate the Merger as promptly as practicable.

        If you sell your Shares in the Offer, you will cease to have any equity interest in the Company or any right to participate in its earnings and future growth. If you do not tender your Shares, but the Merger is consummated, you also will no longer have an equity interest in the Company. Similarly, after selling your Shares in the Offer or the subsequent Merger, you will not bear the risk of any decrease in the value of the Company.

        Short-form Merger Procedure.    Section 253 of the DGCL provides that if a parent company owns at least 90% of each class of stock of a subsidiary, the parent company can effect a "short-form" merger with that subsidiary without the action of the other stockholders of the subsidiary. Pursuant to the Merger Agreement, if as of immediately after the expiration of the Offer and acceptance of the Shares validly tendered in, and not properly withdrawn from the Offer, the expiration of any Subsequent Offering Period, the purchase, if applicable, of the Top-Up Shares and, if necessary, the expiration of the period for guaranteed delivery of Shares in the Offer, Parent or any direct or indirect subsidiary of Parent, taken together, owns at least 90% of the total outstanding Shares, the Company, Parent and the Purchaser shall, subject to the satisfaction or waiver of the conditions to the Merger, take all necessary and appropriate action to cause the Merger to become effective as soon as practicable without a meeting of the Company's stockholders in accordance with Section 253 of the DGCL.

        If the short-form merger procedure described above is not available for the Merger, the Company's Certificate of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding Shares to adopt the Merger Agreement. The Merger Agreement provides that if the Company's stockholder adoption is required, the Company will take all action necessary to convene a meeting of holders of Shares to vote upon the Merger as soon as reasonably practicable following the consummation or expiration of the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment Shares tendered pursuant to the Offer, the Purchaser will have sufficient voting power to adopt the Merger and the Merger Agreement at a meeting of the Company's stockholders without the affirmative vote of any other the Company stockholder.

        Rule 13e-3.    The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain "going private" transactions and under certain circumstances may be applicable to the Merger or another business combination following the purchase of the Shares pursuant to the Offer or otherwise in which the Purchaser seeks to acquire the remaining Shares not held by it. The Purchaser believes, however, that Rule 13e-3 will not be applicable to the Merger if the Merger is consummated within one year after the closing of the Offer at the same per Share price as paid in the Offer. If applicable, Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders in such transaction be filed with the SEC and disclosed to stockholders prior to consummation of the transaction.

        Plans for the Company.    Except as otherwise provided herein, it is expected that, initially following the Merger, the business and operations of the Company will, except as set forth in this Offer to Purchase, be continued substantially as they are currently being conducted. Parent will continue to evaluate the business and operations of the Company during the pendency of the Offer and after the consummation of the Offer and the Merger and will take such actions as it deems appropriate under the circumstances then existing. Thereafter, Parent intends to review such information as part of a comprehensive review of the Company's business, operations, capitalization and management with a view to optimizing development of the Company's potential in conjunction with Parent's existing business.

        Except as set forth in this Offer to Purchase, the Purchaser and Parent have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company or any of its subsidiaries (such as a merger, reorganization, liquidation, relocation of any operations or sale or other transfer of a material amount of assets), (ii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company's capitalization or dividend policy, or (iv) any other material change in the Company's corporate structure or business.

13.   Certain Effects of the Offer.

        Market for the Shares.    The purchase of Shares in the Offer will reduce the number of Shares that might otherwise trade publicly. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Parent nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Per Share Amount.

        NYSE Listing.    Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on the NYSE. According to the published NYSE guidelines, the NYSE would consider delisting the Shares if, among other things, the number of publicly held shares falls below 600,000, the total number of holders of Shares falls below 400 or the market value of the Company's publicly held shares is less than $15,000,000. Shares held by officers or directors of the Company or their immediate families, or by any beneficial owner of 10% or more of the Shares, ordinarily will not be considered as being "publicly held" for this purpose. According to the Company, as of July 19, 2011, an aggregate of 49,029,674 Shares were issued and outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, the Shares no longer meet the requirements of the NYSE for continued listing and the listing of the Shares is discontinued, the market for the Shares could be adversely affected.

        If the NYSE were to delist the Shares, it is possible that the Shares would continue to trade on another securities exchange or in the over-the-counter market and that price or other quotations would be reported by such exchange or other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly traded Shares remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors. Neither Parent nor the Purchaser can predict whether the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the price of the Per Share Amount. Trading in the Shares will cease upon consummation of the Merger if trading has not ceased earlier as discussed above.

        Prior to the closing of the Merger, the Company shall cooperate with Parent and use reasonable commercial efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws (including the rules and regulations of NYSE) to cause the delisting of the Shares from NYSE and the deregistration of the Shares under the Exchange Act at or as promptly as practicable after the Effective Time.

        Margin Regulations.    The Shares are currently "margin securities" under the Regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit using the Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

        Exchange Act Registration.    The Shares are currently registered under the Exchange Act. The purchase of Shares pursuant to the Offer may result in the Shares becoming eligible for deregistration under the Exchange Act. The Exchange Act registration may be terminated upon application of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) or Section 14(c) of the Exchange Act in connection with stockholders' meetings or actions in lieu of a stockholders' meeting and the related requirement of furnishing an annual report to stockholders, and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for stock exchange listing. We intend to, and will cause the Company to, terminate the registration of the Shares under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

14.   Dividends and Distributions.

        The Merger Agreement provides that from the date of the Merger Agreement to the Acceptance Date, without the prior written consent of Parent, the Company will not, and will not permit its subsidiaries to declare, set aside or pay any dividends on, or make any other distributions (whether in cash, securities or other property) in respect of, any of its capital stock (other than dividends and distributions by a direct or indirect wholly owned subsidiary).

15.   Conditions of the Offer.

        Notwithstanding any other provision of the Offer or the Merger Agreement, neither Parent or the Purchaser shall be required to accept for payment or, subject to the applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), pay for, and (subject to any such rules or regulations) may, to the extent expressly permitted by the Merger Agreement, delay the acceptance for payment for, or the payment for, any Shares validly tendered pursuant to the Offer and not properly withdrawn, and, to the extent permitted by the Merger Agreement, may amend or terminate the Offer if (a) there has not been validly tendered in the Offer and not validly withdrawn prior to the Expiration Date a number of Shares which, when taken together with the Shares, if any, then owned by Parent or Purchaser (if any), represents at least a majority of the total Shares then outstanding determined on a fully diluted basis (assuming the conversion or exercise of all derivative securities regardless of the conversion or exercise price, the vesting schedule or other terms and conditions thereof and the exclusion of any treasury stock). (the "Minimum Condition"); (b) any waiting periods (and any extensions thereof) applicable to the Offer or the Merger under the HSR Act or Competition Act (Canada) shall not have expired or been earlier terminated and any other applicable, agreed upon governmental authorization under antitrust, competition or merger control laws, shall not have been granted or the relevant waiting period shall not have expired or been earlier terminated; (c) any of the following events or conditions shall occur and be continuing at the scheduled Expiration Date:

            (i)  there shall have been instituted and be pending any legal action by any governmental entity of competent jurisdiction that seeks to restrain, enjoin or otherwise prohibit the making or consummation of the Offer or the Merger;

           (ii)  there shall have been (A) any judgment, Order or injunction entered or issued by any governmental entity of competent jurisdiction or (B) any applicable law promulgated, enacted, entered, enforced, issued or amended by any governmental entity of competent jurisdiction that would result in any of the consequences referred to in clause (i) above;

          (iii)  (A) the Company shall have failed to perform or comply in any material respect with any covenants required by the Merger Agreement to be performed or complied with by it prior to the Expiration Date, and such failure to perform or comply shall not have been cured prior to the Expiration Date, (B) the representations and warranties of the Company contained in Article IV of the Merger Agreement (other than Sections 4.02, 4.03(a) and 4.03(b)) shall not be true and correct (without regard to materiality or Company Material Adverse Effect qualifiers contained therein) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than representations and warranties made as of a specified date, in which case as of such specified date), except for where the failure to be so true and correct has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (C) the representations and warranties of the Company contained in Sections 4.02, 4.03(a) and 4.03(b) of the Merger Agreement shall not be true and correct (except, in the case of Section 4.02, for inaccuracies which are, individually and in the aggregate, immaterial) as of the date of the Merger Agreement and as of the Expiration Date as if made at and as of such time (other than such representations and warranties made as of specified date, in which case as of such specified date);

          (iv)  the Merger Agreement shall have been terminated in accordance with its terms;

           (v)  Purchaser and the Company shall have reached mutual agreement to postpone the acceptance for payment of Shares thereunder;

          (vi)  there shall have been a Company Material Adverse Effect or the occurrence of any event or the arising of any circumstance that would reasonably be expected to have a Company Material Adverse Effect; or

         (vii)  the Company shall not have furnished Parent with a certificate dated as of the date of determination signed on its behalf by the chief executive officer or chief financial officer to the effect that the conditions set forth in item (iii) above shall not have occurred and continue to exist.

        We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and the Competition Act (Canada) and are therefore subject to the provisions of such regulations.

        For purposes of the Merger Agreement, any event, occurrence, fact, condition or change will be deemed to have a "Company Material Adverse Effect" on the Company and its subsidiaries if such event, occurrence, fact, condition or change, individually or in the aggregate, would be materially adverse to the business, results of operations, financial condition, or assets of the Company and its subsidiaries, taken as a whole, excluding in each case events, occurrences, facts, conditions or changes arising out of, relating to or resulting from: (a) changes or developments generally affecting the economy, financial, banking, credit or securities markets; (b) changes in applicable law or GAAP or accounting principles or regulations of the SEC or the interpretation thereof; (c) any failure of the Company and its subsidiaries to meet revenue or earnings projections, forecasts, estimates or expectations (whether internal or published by the Company or third parties), or any decline in the credit rating of the Company or any of its subsidiaries, it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Company Material Adverse Effect if such facts and circumstances do not otherwise fall within any of the other exceptions to the definition of "Company Material Adverse Effect"); (d) the announcement of the transactions contemplated by the Merger Agreement; (e) any outbreak or escalation of war or any act of terrorism; (f) natural disasters including, without limitation, hurricanes and tropical storms; (g) general changes in industries in which the Company and its subsidiaries operate; and (h) any effect arising out of any action taken or omitted to be taken at the request or with the consent of Parent or Purchaser; provided, that any event, occurrence, fact, condition or change referred to in clauses (a), (b), (e), or (g) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change has a disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to other participants in the industries in which the Company and its subsidiaries conduct their businesses, and provided, further, that any event, occurrence, fact, condition or change referred to in clause (f) immediately above shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent that such event, occurrence, fact, condition or change is due to the failure of the Company to have a suitable disaster recovery plan or offsite backup system in place, or the Company's inability to adequately execute a suitable disaster recovery plan or offsite backup system in a timely fashion.

        Subject to the terms and conditions of the Merger Agreement, the foregoing conditions are for the sole benefit of Parent and Purchaser and, (x) subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC and (y) other than the Minimum

Condition, may be waived by Parent or Purchaser, in whole or in part, at any time, at the sole discretion of Parent or Purchaser. Subject to the applicable rules and regulations of the SEC, the failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

16.   Certain Legal Matters; Regulatory Approvals.

        General.    We are not aware of any pending legal proceeding relating to the Offer.

        Except as described in this Section 16, based on our examination of publicly available information filed by the Company with the SEC and other information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by our acquisition of Shares (and the indirect acquisition of the stock of the Company's subsidiaries) as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by the Purchaser or Parent as contemplated herein. Should any such approval or other action be required, we currently contemplate that, except as described below under "State Takeover Statutes," such approval or other action will be sought. While we do not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company's business, any of which under certain conditions specified in the Merger Agreement, could cause us to elect to terminate the Offer without the purchase of Shares thereunder under certain conditions. See Section 15—"Conditions of the Offer."

  Antitrust Compliance.

        United States.    Under the HSR Act, and the related rules and regulations that have been issued by the Federal Trade Commission (the "FTC"), certain transactions may not be consummated until specified information and documentary material ("Premerger Notification and Report Forms") have been furnished to the FTC and the Antitrust Division of the Department of Justice (the "Antitrust Division") and certain waiting periods have been observed and terminated. We have determined and agreed with the Company that the Offer and Merger meet the jurisdictional thresholds of reporting under the HSR Act and are therefore subject to the provisions of the HSR Act.

        Foreign Regulatory Authorities.    In addition to seeking expiration or termination of the waiting period under the HSR Act, in connection with the Offer and the Merger, Parent and Purchaser will be seeking any required approvals and/or termination or expiration of required waiting periods under applicable antitrust and anti-competition laws of Canada. Consummation of the Offer is conditioned on the termination or expiration of required waiting periods, and receipt of required approvals, under the applicable antitrust laws of Canada. Parent filed required notices and information forms with the applicable Canadian governmental authorities at or around the time of submission of its Pre-Merger Notification and Report Forms under the HSR Act. There can be no assurance that a challenge to the Offer on foreign antitrust grounds will not be made or, if a challenge is made, the result thereof.

        State Takeover Laws.    A number of states (including Delaware, where SFN is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein. As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL would prevent an "interested stockholder" (generally defined in Section 203 of the DGCL as a person beneficially owning 15% or more of a corporation's voting stock) from engaging in a "business combination" (as defined in Section 203 of the DGCL) with a Delaware corporation for 3 years following the time such person became an interested stockholder unless (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (iii) following the transaction in which such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

        The Company has represented in the Merger Agreement that its board of directors has approved, for purposes of Section 203 of the DGCL, the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Offer and the Merger, such that Section 203 of the DGCL does not apply to the Merger Agreement or the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Purchaser has not attempted to comply with any other state takeover statutes in connection with the Offer or the Merger. Purchaser reserves the right to challenge the validity or applicability of any state law allegedly applicable to the Offer, the Merger, the Merger Agreement or the transactions contemplated thereby, and nothing in this Offer to Purchase nor any action taken in connection herewith is intended as a waiver of that right. In the event that it is asserted that one or more takeover statutes apply to the Offer or the Merger, and it is not determined by an appropriate court that such statute or statutes do not apply or are invalid as applied to the Offer, the Merger or the Merger Agreement, as applicable, Purchaser may be required to file certain documents with, or receive approvals from, the relevant state authorities, and Purchaser might be unable to accept for payment or purchase Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer. In such case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—"Conditions of the Offer."

17.   Appraisal Rights.

        No appraisal rights are available with respect to Shares tendered and accepted for purchase in the Offer. However, if the Merger is consummated, stockholders who do not tender their Shares in the Offer will have certain rights under the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares. In determining the fair value of the Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Shares, including, among other things, asset values and earning capacity. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that "proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court" should be considered in an appraisal proceeding. Therefore, the value so determined in any appraisal proceeding could be the same as, or more or less than, the Per Share Amount or the Merger Consideration.

        In addition, several decisions by Delaware courts have held that, in certain circumstances, a controlling stockholder of a company involved in a merger has a fiduciary duty to other stockholders that requires that the merger be fair to such other stockholders. In determining whether a merger is fair to minority stockholders, Delaware courts have considered, among other things, the type and amount of consideration to be received by the stockholders and whether there was fair dealing among the parties. The Delaware Supreme Court stated in Weinberger and Rabkin v. Philip A. Hunt Chemical Corp. that the remedy ordinarily available to minority stockholders in a cash-out merger is the right to appraisal described above. However, a damages remedy or injunctive relief may be available if a merger is found to be the product of procedural unfairness, including fraud, misrepresentation or other misconduct.

        The parties to the Merger Agreement have agreed and acknowledged that in any appraisal proceeding to determine the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by the Merger Agreement, to the fullest extent permitted by applicable law, the Surviving Corporation shall not assert that the Top-Up Option, the issuance of the Top-Up Shares or the payment by Purchaser to the Company of any consideration for the Top-Up Shares should be taken into account.

        If any holder of Shares who demands appraisal under Delaware law fails to perfect, or effectively withdraws or loses his rights to appraisal as provided under Delaware law, each Share of such stockholder will be converted into the right to receive the Merger Consideration. A stockholder may withdraw his demand for appraisal by delivering to the Company a written withdrawal of his, her or its demand for appraisal and acceptance of the Merger.

        The foregoing discussion is not a complete statement of law pertaining to appraisal rights under Delaware law and is qualified in its entirety by reference to Delaware law.

        You cannot exercise appraisal rights at this time. The information set forth above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you are entitled to appraisal rights in connection with the Merger, you will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith, including the text of the relevant provisions of Delaware law, before you have to take any action relating thereto.

        If you sell your Shares in the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares but, rather, will receive the Per Share Amount therefor.

18.   Fees and Expenses.

        Parent has retained Georgeson Inc. to be the Information Agent and Computershare Trust Company, N.A. to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, telegraph and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

        The Information Agent and Depositary will receive reasonable and customary compensation for its services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.

        Neither Parent nor the Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

19.   Miscellaneous.

        The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by the Purchaser.

        No person has been authorized to give any information or to make any representation on behalf of Parent or the Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of the Purchaser or the Depositary and Information Agent for the purpose of the Offer.

        Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company's board of directors with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—"Certain Information Concerning the Company" above.

COSMO DELAWARE ACQUISITION CORP.

August 1, 2011

 SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF RANDSTAD NORTH AMERICAN PARTNER, INC.
AND RANDSTAD HOLDING NV

1.     DIRECTORS AND EXECUTIVE OFFICERS OF RANDSTAD NORTH AMERICAN PARTNER, INC.

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Randstad North American Partner, Inc. are set forth below. The business address and phone number of each such director and executive officer is c/o Randstad North America, L.P., 60 Harvard Mill Square, Wakefield, MA 01880, (781) 213-1500.

Name	Position	Citizenship
Greg Netland	Director, Chief Executive Officer	United States
Ben Noteboom	President	The Netherlands
Ron Fuccillo	Director, Treasurer and Chief Financial Officer	United States
Linda Galipeau	Director, Vice President	United States
Jay Ferguson	Secretary	United States

        Greg Netland—Director, Chief Executive Officer—After graduating in economics, Greg Netland joined Sapphire Technologies in 1987. He played a key role in Sapphire's integration with Select Appointments in 1994, and in Select's merger with Vedior in 1999. He was promoted to COO and executive vice-president of business development of Vedior North America in 2001, and then again to its CEO in 2003. He joined Vedior's board of management in 2007. He was appointed to the Randstad executive board following the merger with Vedior, and is responsible for the combined businesses in North America (USA, Mexico and Canada).

        Ben Noteboom—President—After graduating in law, Ben Noteboom held international management positions with a major chemical company. He joined Randstad in 1993, with initial responsibility for the integration of a number of major acquisitions. He then held a series of senior management positions with Randstad and started inhouse services, for which he had Europe-wide responsibility from 2000. He joined the executive board in 2001, and was appointed CEO and its chairman in March 2003. In addition to his leadership of the Group, he is responsible for Randstad in the Netherlands and HR, IT, marketing & communications, business concept development, innovation and legal and public affairs for the Group. On April 28, 2009 he was appointed to the supervisory board of listed international retail company Royal Ahold NV.

        Ron Fuccillo—Director, Treasurer and Chief Financial Officer—Ron lends 22 years of experience to the role of Chief Financial Officer and oversees all of the financial operations for Randstad's commercial and professional staffing businesses in the U.S. Ron joined Randstad in 1995 as the Corporate Controller. He also manages the Corporate Management Group, which includes Business Operations, Risk Management, Information Systems, Technology and Legal. Ron is a Certified Public Accountant and holds advanced degrees in taxation and accounting.

        Linda Galipeau—Director, Vice President—After graduating in marketing and economics, Linda Galipeau entered the staffing business in 1988. She joined Randstad US in 1995 in a senior management position. In 1997, she became the Managing Director of Randstad Canada. She served in that key role until 2008, when she became the President of Randstad General Staffing. She is now responsible for Randstad's Mass Customized, In-house, Franchise, HRS, and Placement Pros businesses in the US.

        Jay Ferguson—Secretary—Before joining Randstad, Jay Ferguson was a Partner at the law firm of Duane Morris LLP where he practiced in the area of commercial litigation, with a particular emphasis on employment litigation. He served as outside defense counsel to Randstad from 2000 - 2009 during which time he represented Randstad in legal matters on a nationwide basis. In 2009, he became General Counsel of Randstad General Staffing in the US.

2.     DIRECTORS AND EXECUTIVE OFFICERS OF RANDSTAD HOLDING NV

        The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Randstad Holdings nv are set forth below. The business address and phone number of each such director and executive officer is Randstad North America, L.P., 60 Harvard Mill Square, Wakefield, MA 01880, (781) 213-1500.

Name	Position	Citizenship
Ben Noteboom	CEO and Chairman of the Executive Board	The Netherlands
Robert-Jan van de Kraats	CFO and Vice-Chairman of the Executive Board	The Netherlands
Jacques van den Broek	Member of Executive Board	The Netherlands
Leo Lindelauf	Member of Executive Board	The Netherlands
Greg Netland	Member of Executive Board	United States
Brian Wilkinson	Member of Executive Board	United Kingdom
Fritz W. Fröhlich	Chairman of Supervisory Board	Germany
Leo M. van Wijk Dutch	Vice-Chairman of Supervisory Board	The Netherlands
Rob Zwartendijk	Member of Supervisory Board	The Netherlands
Beverley C. Hodson	Member of Supervisory Board	United Kingdom
Henri M.E.V. Giscard d'Estaing	Member of Supervisory Board	France
Giovanna Kampouri Monnas	Member of Supervisory Board	Greece
Jaap Winter	Member of Supervisory Board	The Netherlands

        Ben Noteboom—CEO and Chairman of the Executive Board—After graduating in law, Ben Noteboom held international management positions with a major chemical company. He joined Randstad in 1993, with initial responsibility for the integration of a number of major acquisitions. He then held a series of senior management positions with Randstad and started inhouse services, for which he had Europe-wide responsibility from 2000. He joined the executive board in 2001, and was appointed CEO and its chairman in March 2003. In addition to his leadership of the Group, he is responsible for Randstad in the Netherlands and HR, IT, marketing & communications, business concept development, innovation and legal and public affairs for the Group. On April 28, 2009 he was appointed to the supervisory board of listed international retail company Royal Ahold NV.

        Robert-Jan van de Kraats—CFO and Vice-Chairman of the Executive Board—A certified auditor, Robert-Jan van de Kraats began his career with one of the big four accountancy firms. In 1989, he joined an international technology group as finance and IT director for the Netherlands. He held various senior positions with an international credit insurance group from 1994 and in 1999 was appointed CFO and member of its managing board. He joined Randstad in 2001 as CFO and member of the executive board, and was appointed as its vice-chairman in 2006. He is responsible for finance & accounting, tax, treasury, business risk & audit and investor relations. In addition he is responsible for Japan, Nordics (Denmark, Norway and Sweden), Eastern Europe (Czech Republic, Slovakia, Hungary, Turkey Greece) and South America (Argentina, Chile, Uruguay). He is also a supervisory board member of Ordina, a listed IT company, and SNS Reaal, a listed banking and insurance company.

        Jacques van den Broek—Member of the Executive Board—Following graduation in law, Jacques van den Broek held a management position with an international trading company until he joined Randstad in 1988 as branch manager. Appointments followed as regional director in the Netherlands and, subsequently, marketing director Europe. In 2002, he moved to Capac Inhouse Services as managing director, also taking on responsibility for Randstad in Denmark and Switzerland. Jacques van den Broek joined the executive board in 2004, and is now responsible for France, Belgium & Luxembourg, Yacht the Netherlands, Poland, Switzerland, and global client solutions.

        Leo Lindelauf—Member of the Executive Board—Following his studies at an academy for social studies, Leo Lindelauf completed a study in industrial engineering and management science. He began his career as a community worker. He joined Randstad in 1979, working as district manager and regional manager before being appointed regional director in the Netherlands. He became managing director of Tempo-Team in 1994 and managing director operations for Randstad Europe, including the position of general manager Randstad Netherlands, in 1999. Appointed to the executive board in 2001, he is now responsible for all of our operations in Germany, Tempo-Team in the Netherlands, Spain, Italy, Portugal, Brazil, Angola and Mozambique.

        Greg Netland—Member of the Executive Board—After graduating in economics, Greg Netland joined Sapphire Technologies in 1987. He played a key role in Sapphire's integration with Select Appointments in 1994, and in Select's merger with Vedior in 1999. He was promoted to COO and executive vice-president of business development of Vedior North America in 2001, and then again to its CEO in 2003. He joined Vedior's board of management in 2007. He was appointed to the Randstad executive board following the merger with Vedior, and is responsible for the combined businesses in North America (USA, Mexico and Canada).

        Brian Wilkinson—Member of the Executive Board—After graduating in English literature in 1978 and with many years in the UK staffing and recruitment industry already behind him, Brian Wilkinson joined Vedior in 1999 as UK development manager. He became a member of Vedior's board of management in 2003. He was appointed to the Randstad executive board following the merger with Vedior, and is responsible for the combined businesses in the United Kingdom, Australia & Pacific (Australia, New Zealand, Singapore, Hong Kong, Malaysia, Sri Lanka), the Middle East (united Arab Emirates), India and China.

        Fritz W. Fröhlich—Chairman of the Supervisory Board, Chairman of the Remuneration and Nomination Committee and member of the audit committee—First appointed in 2003, Fritz Fröhlich is the former chief financial officer and vice-chairman of the executive board of AkzoNobel nv, and is a member of the supervisory boards of ASML Holding NV and Rexel SA. He is a member of the investment committee of ABP Vermogensbeheer.

        Leo M. van Wijk—Vice-Chairman, Chairman of the Audit Committee and Member of the Remuneration and Nomination Committee—First appointed in 2002, Leo van Wijk is vice-chairman of the board of directors of Air France-KLM and chairman of Skyteam. He is also a member of the supervisory board of AEGON NV.

        Rob Zwartendijk—Chairman of the Strategy Committee—First appointed in 1999, Rob Zwartendijk was formerly a member of the management board of Royal Ahold N.V. and president and CEO of Ahold USA. He is chairman of the supervisory boards of Nutreco Holding NV, Blokker Holding B.V. and SNS REAAL NV. He is also a member of the OPG Foundation Preferred Shares.

        Beverley C. Hodson—Member of the Remuneration and Nomination Committee —First appointed in 2008, Beverley Hodson is a former managing director of WH Smith Group PLC, Sears Plc and Boots PLC. She was formerly a member of the supervisory board of Vedior N.V. She is currently a non-executive director of NFU Mutual Insurance and First Milk Limited and a member of the Council of Glouchester University and a Fellow of the Royal Society of Arts.

        Henri M.E.V. Giscard d'Estaing—Member of the Strategy Committee—First appointed in 2008 Henri Giscard d'Estaing has been chairman of the board and chief executive officer of Club Méditerranée S.A. since December 2002. Before joining Club Méditerranée in 1997, he held various management positions at Groupe Danone and Cofremca. He was formerly a member of the supervisory board of Vedior N.V. He is currently a member of the board of directors of Groupe Casino Guichard-Perrachon S.A.

        Giovanna Kampouri Monnas—Member of the Remuneration and Nomination Committee.    First appointed in 2006, Giovanna Kampouri Monnas is an independent consultant and the former president of the international division and member of the executive committee of Joh. Benckiser GmbH. She is a non-executive director of Belenes Puig S.L. and Aptar Group Inc. She is also a member of the International Academy of Management.

        Jaap Winter—Member of the Audit Committee and Strategy Committee—First appointed in 2011, Jaap Winter is a partner at lawfirm De Brauw Blackstone Westbroek. He is a professor of corporate governance at the Duisenburg School of Finance and professor of international company law at the University of Amsterdam. He was a member of the Dutch corporate governance committee and is a member of the European Corporate Governance Forum. He is a member of the supervisory board of the Mauritshuis and a board member of Stichting Comíté Concertgebouw.

        Manually signed facsimiles of the Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By First Class Mail:	By Facsimile Transmission:	By Registered, Certified or Express Mail:
Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer P.O. Box 43011 Providence, RI 02940-3011	(For Eligible Institutions Only) (617) 360-6810	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street, Suite V Canton, MA 02021
To Confirm Facsimile Transmissions: (781) 575-2332 (For Confirmation Only)

        Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

If you have questions or need assistance, please call:

199 Water Street, 26th Floor
New York, NY 10038
(888) 661-5651 (Toll Free)
Banks and Brokerage Firms please call:
(212) 440-9800

QuickLinks

  Exhibit 99.(a)(1)(A)
IMPORTANT
TABLE OF CONTENTS
SUMMARY TERM SHEET
INTRODUCTION
THE TENDER OFFER
SCHEDULE I DIRECTORS AND EXECUTIVE OFFICERS OF RANDSTAD NORTH AMERICAN PARTNER, INC. AND RANDSTAD HOLDING NV